UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Shareholders, Advisors and Board of Directors of

Telefônica Brasil S.A.

São Paulo – SP

Introduction

We have reviewed the individual and consolidated interim financial information, of Telefônica Brasil S.A. and subsidiaries, contained in the Quarterly Information (ITR) Form for the quarter ended September 30, 2014, comprising the balance sheet as of September 30, 2014 and the related statements of income, of comprehensive income for the three and nine-month periods then ended, and of changes in shareholders’ equity and of cash flows for the nine-month period then ended, and the explanatory notes.

Management is responsible for the preparation of (i) the individual interim financial information in accordance with CPC 21 (R1) – Interim Financial Reporting, and of (ii) the consolidated interim financial information in accordance with CPC 21(R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 “Review of interim financial information performed by the independent auditor of the entity” and ISRE 2410 “Review of interim financial information performed by the independent auditor of the entity”, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim financial information of value added

We have also reviewed the individual and consolidated Statements of Value Added (SVA) referring to the nine-month period ended September 30, 2014, prepared by Company’s Management. The presentation of these Statements of Value Added, in the interim financial information, is required by the standards issued by the Brazilian Securities Commission (CVM) that are applicable to the preparation of Quarterly Information (ITR) and is considered as supplementary information under IFRS, which do not require the presentation of the SVA. Such statements were submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Audit and review of the comparative prior year figures

The Quarterly Information (ITR), individual and consolidated, referred to in the first subparagraph include the financial information corresponding to the income, comprehensive income, changes in shareholders’ equity, cash flows, and added value for the quarter ended September 30, 2013, obtained from the Quarterly Information (ITR) of that quarter and the financial information regarding the balance sheet as of December 31, 2013, obtained from the financial statements of December 31, 2013, which were presented for comparison purposes. The review of the Quarterly Information (ITR) of the quarter ended September 30, 2013 and the examination of the financial statements for the year ended December 31, 2013 were conducted under the responsibility of other independent auditors, who issued unmodified review and audit reports dated November 6, 2013 and February 25, 2014.

São Paulo, the 10th of November of 2014.

Clóvis Ailton Madeira

Assurance Partner

Grant Thornton

Auditores Independentes

TELEFÔNICA BRASIL S. A.
Balance sheets
At September 30, 2014 and December 31, 2013
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	09.30.14	12.31.13	09.30.14	12.31.13	LIABILITIES AND EQUITY	Note	09.30.14	12.31.13	09.30.14	12.31.13

CURRENT ASSETS		15,702,655	15,595,493	16,431,792	15,899,396	CURRENT LIABILITIES		14,071,075	13,825,053	14,031,000	13,731,007
Cash and cash equivalents	3	5,055,057	6,311,299	6,377,342	6,543,936	Personnel, social charges and benefits	13	514,986	427,067	519,151	431,403
Trade accounts receivable, net	4	6,135,068	5,541,023	6,380,422	5,802,859	Trade accounts payable	14	6,639,480	6,948,957	6,673,948	6,914,009
Inventories	5	498,925	469,586	519,445	505,615	Taxes, charges and contributions	15	1,199,313	1,269,105	1,255,007	1,315,164
Taxes recoverable	6.1	1,865,334	2,168,797	1,899,570	2,191,962	Loans, financing and finance lease	16.1	1,783,816	1,236,784	1,783,816	1,236,784
Judicial deposits and garnishments	7	187,421	166,928	187,421	166,928	Debentures	16.2	309,501	286,929	309,501	286,929
Derivative transactions	32	325,043	89,499	325,043	89,499	Dividend and interest on equity	17	1,226,481	1,187,556	1,226,481	1,187,556
Prepaid expenses	8	458,016	254,743	459,401	257,286	Provisions	18	621,160	561,403	621,160	561,403
Dividend and interest on equity	17	245,306	60,346	-	1,140	Derivative transactions	32	16,740	44,463	16,740	44,463
Other assets	9	932,485	533,272	283,148	340,171	Deferred income	19	750,142	812,843	752,342	817,551
						Share fraction grouping		389,022	389,220	389,022	389,220
NONCURRENT ASSETS		54,990,770	53,982,379	54,215,371	53,604,442	Authorization license		58,531	58,531	58,531	58,531
Short-term investments pledged as collateral	3	120,087	106,239	120,097	106,455	Other liabilities	20	561,903	602,195	425,301	487,994
Trade accounts receivable, net	4	195,423	160,478	296,589	257,086
Taxes recoverable	6.1	331,923	368,388	331,923	368,388	NONCURRENT LIABILITIES		11,941,376	12,858,377	11,935,189	12,878,389
Deferred taxes	6.2	295,526	-	436,731	210,294	Personnel, social charges and benefits	13	16,740	18,698	16,740	18,698
Judicial deposits and garnishments	7	4,447,223	4,123,584	4,474,805	4,148,355	Taxes, charges and contributions	15	189,240	52,252	213,461	75,074
Derivative transactions	32	167,777	329,652	167,777	329,652	Deferred taxes	6.2	-	722,634	-	722,634
Prepaid expenses	8	27,271	24,879	28,235	25,364	Loans, financing and finance lease	16.1	2,233,493	3,215,156	2,233,493	3,215,156
Other assets	9	145,720	127,567	144,944	127,793	Debentures	16.2	4,019,030	4,014,686	4,019,030	4,014,686
Investments	10	1,407,646	1,076,696	84,148	86,349	Provisions	18	4,363,261	4,042,789	4,383,832	4,062,410
Property, plant and equipment, net	11	19,406,664	18,377,905	19,469,512	18,441,647	Derivative transactions	32	16,747	24,807	16,747	24,807
Intangible assets, net	12	28,445,510	29,286,991	28,660,610	29,503,059	Deferred income	19	477,694	252,351	478,857	253,661
						Post-employment benefit plan obligations	31	396,156	370,351	396,156	370,351
						Other liabilities	20	229,015	144,653	176,873	120,912

						EQUITY		44,680,974	42,894,442	44,680,974	42,894,442
						Capital	21	37,798,110	37,798,110	37,798,110	37,798,110
						Capital reserves	21	2,686,897	2,686,897	2,686,897	2,686,897
						Income reserves	21	1,287,496	1,287,496	1,287,496	1,287,496
						Premium on acquisition of noncontrolling interests	21	(70,448)	(70,448)	(70,448)	(70,448)
						Other comprehensive income	21	41,205	16,849	41,205	16,849
						Retained earnings	21	2,937,714	-	2,937,714	-
						Additional dividend proposed	21	-	1,175,538	-	1,175,538

TOTAL ASSETS		70,693,425	69,577,872	70,647,163	69,503,838	TOTAL LIABILITIES AND EQUITY		70,693,425	69,577,872	70,647,163	69,503,838

TELEFÔNICA BRASIL S. A.
Income statements
Three and nine-month periods ended September 30, 2014 and 2013
(In thousands of reais)

		Company				Consolidated
		Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	Note	09.30.14	09.30.13	09.30.14	09.30.13	09.30.14	09.30.13	09.30.14	09.30.13

OPERATING REVENUE, NET	22	8,190,690	8,278,437	24,508,982	14,562,788	8,723,915	8,618,206	25,952,439	25,665,195

Cost of sales and services	23	(4,041,900)	(4,233,726)	(12,123,661)	(8,323,056)	(4,293,624)	(4,460,468)	(12,806,037)	(13,240,560)

GROSS PROFIT		4,148,790	4,044,711	12,385,321	6,239,732	4,430,291	4,157,738	13,146,402	12,424,635

OPERATING INCOME (EXPENSES)		(2,973,377)	(3,072,649)	(8,857,315)	(3,263,237)	(3,188,254)	(3,148,063)	(9,426,997)	(8,939,194)
Selling expenses	23	(2,587,396)	(2,413,414)	(7,625,313)	(3,955,800)	(2,608,272)	(2,445,622)	(7,685,284)	(7,001,870)
General and administrative expenses	23	(464,403)	(540,949)	(1,393,564)	(864,445)	(470,815)	(546,522)	(1,414,337)	(1,708,184)
Equity pickup	10	202,400	30,027	525,753	1,831,343	5,043	(2,729)	6,502	(4,790)
Other operating income	24	122,890	85,053	347,722	237,183	127,417	83,892	375,279	430,817
Other operating expenses	24	(246,868)	(233,366)	(711,913)	(511,518)	(241,627)	(237,082)	(709,157)	(655,167)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)		1,175,413	972,062	3,528,006	2,976,495	1,242,037	1,009,675	3,719,405	3,485,441

Financial income	25	503,474	593,646	1,353,987	856,722	540,004	600,685	1,432,528	1,349,681
Financial expenses	25	(614,805)	(641,027)	(1,706,549)	(1,030,529)	(616,396)	(641,640)	(1,709,298)	(1,480,699)

INCOME BEFORE TAXES		1,064,082	924,681	3,175,444	2,802,688	1,165,645	968,720	3,442,635	3,354,423

Income and social contribution taxes	26	(41,757)	(164,482)	500,304	(318,059)	(143,320)	(208,521)	233,113	(869,794)

NET INCOME FOR THE PERIOD		1,022,325	760,199	3,675,748	2,484,629	1,022,325	760,199	3,675,748	2,484,629

Basic and diluted earnings per share – common (R$)		0.85	0.63	3.07	2.07
Basic and diluted earnings per share – preferred (R$)		0.94	0.70	3.38	2.28

TELEFÔNICA BRASIL S. A.
Statements of changes in equity
Nine-month periods ended September 30, 2014 and 2013
(In thousands of reais)
			Capital reserves			Income reserves
	Capital	Premium paid on acquisition of interest from non-controlling shareholders	Special goodwill reserve	Other capital reserves	Treasury stock	Legal reserve	Tax incentive reserve	Retained earnings	Additional dividend proposed	Other comprehensive income	Total equity

Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	-	3,148,769	17,792	44,681,120

Additional dividend proposed for 2012	-	-	-	-	-	-	-	-	(3,148,769)	-	(3,148,769)
Unclaimed dividend and interest on equity	-	-	-	-	-	-	-	59,045	-	-	59,045
Income tax return adjustment – government grants	-	-	-	-	-	-	1,699	(1,699)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(430)	-	(4,520)	(4,950)
Net income for the period	-	-	-	-	-	-	-	2,484,629	-	-	2,484,629
Interim interest on equity	-	-	-	-	-	-	-	(440,000)	-	-	(440,000)

Balance at September 30, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	1,699	2,101,545	-	13,272	43,631,075

Unclaimed dividend and interest on equity	-	-	-	-	-	-	-	57,780	-	-	57,780
Other comprehensive income	-	-	-	-	-	-	-	14,694	-	3,577	18,271
Net income for the year	-	-	-	-	-	-	-	1,231,316	-	-	1,231,316
Allocation of income:
Legal reserve	-	-	-	-	-	185,797	-	(185,797)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,298,000)	-	-	(1,298,000)
Interim dividend	-	-	-	-	-	-	-	(746,000)	-	-	(746,000)
Additional dividend proposed	-	-	-	-	-	-	-	(1,175,538)	1,175,538	-	-

Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	1,175,538	16,849	42,894,442

Additional dividend proposed for 2013	-	-	-	-	-	-	-	-	(1,175,538)	-	(1,175,538)
Unclaimed dividend and interest on equity	-	-	-	-	-	-	-	109,518	-	-	109,518
Other comprehensive income	-	-	-	-	-	-	-	-	-	24,356	24,356
Net income for the period	-	-	-	-	-	-	-	3,675,748	-	-	3,675,748
Interim interest on equity	-	-	-	-	-	-	-	(847,552)	-	-	(847,552)

Balance at September 30, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	2,937,714	-	41,205	44,680,974

Outstanding shares (in thousands)											1,123,269
VPA – Equity value of shares											39.78

TELEFÔNICA BRASIL S. A.
Statements of comprehensive income
Three and nine-month periods ended September 30, 2014 and 2013
(In thousands of reais)

	Company				Consolidated
	Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	09.30.14	09.30.13	09.30.14	09.30.13	09.30.14	09.30.13	09.30.14	09.30.13

Net income for the period	1,022,325	760,199	3,675,748	2,484,629	1,022,325	760,199	3,675,748	2,484,629

Unrealized gains (losses) with investments available for sale	(607)	951	(5,178)	(11,476)	(607)	951	(5,178)	(11,476)
Taxes	206	(323)	1,760	3,902	206	(323)	1,760	3,902
	(401)	628	(3,418)	(7,574)	(401)	628	(3,418)	(7,574)

Cumulative translation adjustments – operations in foreign currency	1,604	2,450	(3,525)	6,843	1,604	2,450	(3,525)	6,843

Other net comprehensive income to be reclassified to P&L in subsequent years	1,203	3,078	(6,943)	(731)	1,203	3,078	(6,943)	(731)

Actuarial losses and limitation effect of the assets of surplus plans	-	(55)	-	(55)	-	-	-	(651)
Taxes	-	19	-	19	-	-	-	221
	-	(36)	-	(36)	-	-	-	(430)

Gains (losses) – derivative transactions	45,829	(5,741)	47,423	(5,741)	45,829	(4,153)	47,423	(5,741)
Taxes	(15,582)	1,952	(16,124)	1,952	(15,582)	1,412	(16,124)	1,952
	30,247	(3,789)	31,299	(3,789)	30,247	(2,741)	31,299	(3,789)

Interest in comprehensive income of subsidiaries	-	1,084	-	(394)	-	-	-	-

Other net comprehensive income that will not be reclassified to P&L in subsequent years	30,247	(2,741)	31,299	(4,219)	30,247	(2,741)	31,299	(4,219)

Comprehensive income for the period, net of taxes	1,053,775	760,536	3,700,104	2,479,679	1,053,775	760,536	3,700,104	2,479,679

Basic and diluted earnings per share – common (R$)	0.88	0.64	3.09	2.07
Basic and diluted earnings per share – preferred (R$)	0.97	0.70	3.40	2.28

TELEFÔNICA BRASIL S. A.
Statements of cash flows
Nine-month periods ended September 30, 2014 and 2013
(In thousands of reais)

	Company		Consolidated
	09.30.14	09.30.13	09.30.14	09.30.13

Net cash from operating activities	5,345,267	4,139,335	6,425,719	7,021,262

Cash generated by operations	8,277,110	5,254,248	9,048,020	9,676,494
Income before taxes	3,175,444	2,802,688	3,442,635	3,354,423
Depreciation and amortization	3,926,696	2,709,578	3,942,954	4,214,142
Foreign exchange variation on loans	63,930	33,701	63,930	61,193
Monetary variation	21,979	42,847	(9,191)	49,703
Equity pickup	(525,753)	(1,831,343)	(6,502)	4,790
Losses (gains) on write-off/disposal of goods	42,782	(47,192)	41,329	(130,967)
Estimated impairment losses of trade accounts receivable	613,146	313,128	658,832	569,342
Provision (reversal) of accounts payable	26,311	559,022	(14,968)	578,365
Estimated losses (write-offs and reversals) for impairment of inventory items	(12,641)	(9,381)	(16,218)	908
Pension plans and other post-employment benefits	23,643	19,881	23,633	19,737
Provisions for tax, labor, civil and regulatory contingencies	376,990	320,076	377,003	486,879
Interest expenses	530,937	335,885	530,937	443,033
Provision for demobilization	13,409	855	13,409	17,107
Provisions for customer loyalty program	237	1,064	237	7,834
Investment losses	-	3,439	-	5

Changes in operating assets and liabilities:	(2,931,843)	(1,114,913)	(2,622,301)	(2,655,232)
Trade accounts receivable	(1,242,136)	(618,183)	(1,275,898)	(894,007)
Inventories	(16,698)	(134,273)	2,388	(253,703)
Taxes recoverable	86,748	(47,488)	75,677	(375,759)
Prepaid expenses	(99,078)	300,916	(98,399)	(195,316)
Other current assets	(407,548)	(4,342)	48,688	108,710
Other noncurrent assets	(12,539)	(101,368)	(14,979)	1,395
Personnel, social charges and benefits	85,961	25,391	85,790	29,736
Trade accounts payable	(231,809)	(492,473)	(110,299)	(360,404)
Taxes, charges and contributions	313,258	439,147	312,747	703,028
Interest paid	(607,079)	(307,443)	(607,079)	(431,732)
Income and social contribution taxes paid	(520,740)	-	(705,397)	(807,878)
Other current liabilities	(337,686)	(200,473)	(362,595)	(155,621)
Other noncurrent liabilities	57,503	25,676	27,055	(23,681)

Net cash from investing activities	(4,340,756)	1,772,546	(4,331,560)	(4,822,456)
Future capital contribution in subsidiaries	-	(65,250)	-	-
Additions to property, plant and equipment and intangible assets (net of donations)	(4,217,506)	(2,644,160)	(4,238,807)	(4,657,961)
Cash received from sale of property, plant and equipment items	12,065	41,268	13,060	430,085
Redemption of (short-term) investments in guarantee	-	(143,195)	-	(386,401)
Redemption of (deposits made as) judicial deposits	(136,455)	(107,744)	(106,953)	(208,179)
Dividend and interest on equity received	1,140	1,320,449	1,140	-
Effect of cash and cash equivalents per merger/split-off	-	3,371,178	-	-

Net cash from financing activities	(2,260,753)	(486,126)	(2,260,753)	(702,083)
Payment of loans, financing and debentures	(714,493)	(444,903)	(714,493)	(669,566)
Loans and debentures raised	262,320	1,551,019	262,320	1,569,015
Net payment of derivative agreements	(55,770)	(7,498)	(55,770)	(16,788)
Payments referring to grouping of shares	(198)	(237)	(198)	(237)
Dividend and interest on equity paid	(1,752,612)	(1,584,507)	(1,752,612)	(1,584,507)

Increase (decrease) in cash and cash equivalents	(1,256,242)	5,425,755	(166,594)	1,496,723

Cash and cash equivalents at beginning of period	6,311,299	3,079,282	6,543,936	7,133,485
Cash and cash equivalents at end of period	5,055,057	8,505,037	6,377,342	8,630,208

Changes in cash and cash equivalents for the period	(1,256,242)	5,425,755	(166,594)	1,496,723

TELEFÔNICA BRASIL S. A.
Statements of value added
Nine-month periods ended September 30, 2014 and 2013
(In thousands of reais)
	Company		Consolidated
	09.30.14	09.30.13	09.30.14	09.30.13

Revenues	33,336,096	19,459,216	35,074,174	34,863,705
Sale of products and services	33,465,912	19,524,329	35,222,119	34,999,282
Other revenues	483,330	248,015	510,887	433,765
Provision for impairment of trade accounts receivable	(613,146)	(313,128)	(658,832)	(569,342)

Inputs acquired from third parties	(13,085,628)	(8,269,607)	(13,857,312)	(13,544,299)
Cost of goods and products sold and services rendered	(7,359,441)	(5,352,987)	(8,106,795)	(8,300,699)
Materials, energy, third-party services and other expenses	(5,700,631)	(2,957,917)	(5,729,992)	(5,348,325)
Loss/recovery of asset values	(25,556)	41,297	(20,525)	104,725

Gross value added	20,250,468	11,189,609	21,216,862	21,319,406

Retentions	(3,926,696)	(2,709,578)	(3,942,954)	(4,214,142)
Depreciation and amortization	(3,926,696)	(2,709,578)	(3,942,954)	(4,214,142)

Net value added generated	16,323,772	8,480,031	17,273,908	17,105,264

Value added received in transfer	1,879,844	2,688,065	1,439,134	1,344,891
Equity pickup	525,753	1,831,343	6,502	(4,790)
Financial income	1,354,091	856,722	1,432,632	1,349,681

Total value added to be distributed	18,203,616	11,168,096	18,713,042	18,450,155

Distribution of value added	(18,203,616)	(11,168,096)	(18,713,042)	(18,450,155)

Personnel, social charges and benefits	(1,720,507)	(978,297)	(1,737,003)	(1,734,518)
Direct compensation	(1,121,205)	(655,804)	(1,132,278)	(1,121,573)
Benefits	(501,541)	(257,377)	(505,999)	(515,006)
FGTS	(97,761)	(65,116)	(98,726)	(97,939)
Taxes, charges and contributions	(9,190,365)	(5,560,792)	(9,675,417)	(10,945,385)
Federal	(2,233,527)	(1,742,310)	(2,635,553)	(3,795,742)
State	(6,910,784)	(3,774,646)	(6,919,291)	(7,062,702)
Local	(46,054)	(43,836)	(120,573)	(86,941)
Debt remuneration	(3,028,442)	(1,677,767)	(3,034,949)	(2,708,279)
Interest	(1,703,022)	(1,007,805)	(1,705,370)	(1,455,729)
Rental	(1,325,420)	(669,962)	(1,329,579)	(1,252,550)
Equity remuneration	(3,675,748)	(2,484,629)	(3,675,748)	(2,484,629)
Interest on equity	(847,552)	(440,000)	(847,552)	(440,000)
Retained profit	(2,828,196)	(2,044,629)	(2,828,196)	(2,044,629)
Other	(588,554)	(466,611)	(589,925)	(577,344)
Provisions for labor, civil, tax and regulatory contingencies, net	(588,554)	(466,611)	(589,925)	(577,344)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

1.    OPERATIONS

a. Background information

Telefônica Brasil S.A. (Company or Telefônica Brasil) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been or granted.  The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group, the telecommunications industry leader in Spain, also being present in various European and Latin American countries.

At September 30, 2014 and December 31, 2013, Telefónica S.A., holding company of the Group, held a total of 73.81% direct and indirect interest in the Company, being 91.76% of common shares and 64.60% of preferred shares (See Note 21).

b. Operations

The Company is primarily engaged in the rendering of land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and Multimedia Communication Service (SCM) authorization, respectively.  Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (PGO) and other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services) (especially by means of DTH and cable technologies).

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986 of July 18, 2000 and No. 12485 of September 12, 2011. Operation of such concessions and authorizations is subject to supplementary regulations and plans issued.

STFC service concession arrangement

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33), as established in the General Service Concession Plan (PGO).

The Company’s current STFC service concession arrangement is effective until December 31, 2025, and may be subject to reviews on December 31, 2015 and December 31, 2020.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contributions.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Authorizations and frequencies to SMP

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service. The Company operates SMP services, in accordance with the authorizations it has been given.

In the auction for sale of national 700MHz frequency, held by ANATEL at September 30, 2014, in compliance with Bidding No. 2/2014‐SOR/SPR/CD‐ANATEL, the Company won lot 3 among the others offered lots. The amount offered for this frequency range was the minimum price of R$ 1.928 billion, in addition to R$ 903.9 million referring to amount referring to payment of costs of redistribution of TV and RTV channels and solutions to interference issues, which adversely affect radio-communication systems.

Accordingly, the Company will increase its capacity to provide services with fourth generation (4G) technology throughout the Brazilian territory, and will operate in the frequency range of 700MHz, with band of 10+10 MHz, in addition to 2.5 GHz frequency, with band of 20+20MHz acquired in bidding of year 2012.

The amount payable and use terms shall observe the rules provided in the bidding notice and as defined by ANATEL.

c. Corporate restructuring

In order to streamline the Company’s organizational structure, to rationalize the services provided by its subsidiaries and to concentrate service provision in two operating entities, namely the Company and its wholly-owned subsidiary Telefônica Data S.A. (TData or Subsidiary), the Company carried out a corporate restructuring approved by ANATEL, under the terms of Act No. 3043 of May 27, 2013, as published in the Federal Official Gazette (DOU) of May 29, 2013, subject to the conditions thereunder.

The Board of Directors’ meeting held on June 11, 2013 approved the terms and conditions of the corporate restructuring process involving the Company’s wholly-owned subsidiaries and subsidiaries.

Company Annual General Meeting held on July 1, 2013 approved the aforementioned corporate restructuring, which included spin-offs and mergers of subsidiaries and of companies directly or indirectly controlled by the Company, so that the economic activities other than telecommunications services, including the provision of Value Added Services as defined in article 61 of the General Telecommunications Law (LGT) (with such activities being jointly and generally referred to as SVAs), provided by the various wholly-owned subsidiaries/subsidiaries were concentrated in TData and the telecommunication services were consolidated by the Company.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

All of the spin-offs or split-ups, as the case may be, and the merger of the net assets of the companies involved in the restructuring process took place on the same date and had the same reporting date (April 30, 2013), as follows: the Company merged (i) the net assets of TData, arising from its spin-off, corresponding to the activities related to the provision of service of Multimedia Communication Service (SCM); (ii) the net assets of Vivo S.A. (Vivo), arising from its split-up, corresponding to the use of Personal Communication Services (SMP), Multimedia Communication Services (SCM) and STFC in local, domestic and international long distance calls in regions I and II of the General Service Concession Plan (PGO), and the net assets of SVAs and other services other than telecommunications services were merged into TData and Vivo’s operations were ceased; (iii) the net assets of ATelecom S.A. (ATelecom), arising from its split-up, corresponding to the activities related to the provision of Conditional Access Audiovisual Services (SEAC) (through DTH technology) and SCM, and the net assets of SVAs and other services other than telecommunications services were merged into TData, thus ATelecom's operations were ceased; and (iv) Telefônica Sistema de Televisão S.A. (TST), which concentrated the activities related to the provision of SEAC and SCM services before its merger into the Company, due to the full merger of Lemontree Participações S.A. (Lemontree), GTR-T Participações e Empreendimentos S.A. (GTR-T), Ajato Telecomunicações Ltda (Ajato), Comercial Cabo TV São Paulo S.A. (CaTV) e TVA Sul Paraná S.A. (Sul Paraná), thus TST, Lemontree, GTR-T, Ajato, CaTV and Sul Paraná had its operations ceased.

The merger of companies and net assets previously described did not result in any capital increase or issue of new Company shares; accordingly, the corporate restructuring did not result in any changes in ownership interest currently held by Company shareholders.

There is no question of replacing shares of non-controlling shareholders of the spun-off companies with shares of the merging company, since the Company was, upon the merger of net assets and/or companies, as the case may be, the sole shareholder of the companies spun off/ merged. Accordingly, an equity valuation report at market price was not prepared for calculating the non-controlling share replacement ratio as defined in article 264 of Law No. 6404/76, and article 2, paragraph 1, item VI of CVM Rule No. 319/99, based on recent understandings expressed by the Brazilian Securities and Exchange Commission (CVM) regarding consultations in connection with similar restructuring processes and based on CVM Rule No. 559 of November 18, 2008.

The corporate restructuring was described in detail in Note 1b) - “Corporate restructuring” disclosed in the financial statements as at December 31, 2013.

d. Acquisition of GVT Participações S.A.

On September 18, 2014, the Company released a material fact as provided for by CVM Rule No. 358/02, disclosing that, on said date, the Company (Buyer) and Vivendi S.A. (Vivendi) and its subsidiaries (Sellers), entered into a Purchase and Sale Agreement and Other Covenants (Agreement) in which all shares issued by GVT Participações S.A. (GVTPar), controller of Global Village Telecom S.A. (provided that GVTPar together with GVT Operadora are hereinafter referred to as GVT), shall be acquired by the Company. The execution of the Agreement and other documentation related thereto were duly approved by the Company's Board of Directors in a meeting held on the aforementioned date.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Payment for acquisition of GVT shares shall be made by the Company and Sellers as follows:

•      €4,663,000,000.00 payable in cash after contractual adjustments at execution date.

The Company may finance the payment of this installment with capital increase through public offering, whose terms and conditions shall be timely determined by the Board of Directors under the terms of the Company's bylaws; additionally a proposal for increase in the authorized capital shall be sent to shareholders, in accordance with Article No. 168 of Law No. 6404/76 in order to enable the capital increase by determination of the Board of Directors in order to speed up this operation (Note 34).

•      A portion of shares issued by the Company, equivalent to 12% of the Company's common shares and 12% of preferred shares after merger of GVTPar shares.

Payment of this installment shall be made through merger of shares issued by GVTPar by the Company, with the corresponding delivery of common and preferred shares issued by the Company to GVTPar shareholders in place of the merged GVTPar's shares, observing the number of shares referring to the portion to be granted to Sellers as negotiated between the parties and determined in the Agreement, provided that Management shall manage and disclose other terms and conditions of this merger of shares on a timely fashion, after approval of this transaction by ANATEL and CADE.

Vivendi accepted the public offer made by Telefónica S.A. for acquisition of interest in Telecom Itália S.p.A., specifically the acquisition of 1,110 billion common shares of Telecom Itália S.p.A., which currently represents an 8.3% interest in the voting capital of Telecom Itália S.p.A. (equivalent to 5.7% of its capital), in exchange of 4.5% of the Company's capital which Vivendi shall receive due to the combination of the Company and GVT and that represent all common shares and a portion of the preferred shares (representing 0.7% of preferred shares).

Considering that the acquisition of GVT shares by the Company represents significant investment under the terms of Article No. 256 of Law No. 6404/76, this shall be submitted to the Company's shareholders and a Special General Meeting shall be held for this purpose as provided for by applicable law.

Determinations referring to transaction described above shall grant the dissident Company's shareholders the right of recess.  Accordingly, dissident shareholders holding Company common and/or preferred shares shall have withdrawal right upon receipt of the respective amount of net earnings per share. The amount per share to be paid upon exercise of the recess right shall be disclosed when the date of the Special Meeting for discussion of issues related to this transaction is determined.

The implementation of this transaction is subject to obtainment of the applicable corporate and regulatory authorizations, including CADE and ANATEL, in addition to other conditions among those usually applicable to this kind of operation.

e. Agreement between Telefónica S.A. and Telecom Italia, S.p.A.

TELCO S.p.A. (in which Telefónica S.A. holds a 46.18% interest) has a 22.4% interest with voting rights in Telecom Italia, S.p.A., and is the majority shareholder of this company.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Telefónica S.A holds indirect control in Telefónica Brasil, and Telecom Italia holds an indirect interest in TIM S.A. (TIM), a Brazilian telecommunications company.  Neither Telefónica S.A., nor Telefônica Brasil or any other affiliate of Telefónica S.A. interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest held as concerns operations in Brazil, directly related to TIM operations. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A., entered into an agreement with the other shareholders of the Italian company TELCO S.p.A. whereby Telefónica S.A. subscribed and paid up capital in TELCO, S.p.A. through a contribution of 324 million euros, receiving shares without voting rights of TELCO, S.p.A as consideration. As a result of this capital increase, the share capital of Telefónica S.A. voting in TELCO, S.p.A. remaining unchanged (remaining at 46.18%), although their economic participation rose to 66%. Thus, the governance of TELCO S.p.A., as well as the obligations of Telefónica S.A. to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

In the same document, Italian shareholders of TELCO S.p.A. granted Telefónica S.A. an option to purchase all of their shares in TELCO S.p.A. Exercising this call option was subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), beginning eligible after January 1, 2014, whenever the Shareholders’ Agreement remains in full force and effect, except (i) between June 1 and June 30, 2014 and between January 15 and February 15, 2015; and (ii) during certain periods in case the Italian shareholders of TELCO, S.p.A. request the entity’s spin-off.

On December 4, 2013, the CADE announced the following decisions:

1)     Approve, subject to the limitations described below, the acquisition, by Telefónica S.A., of the total interest held by Portugal Telecom, SGPS SA and PT Móveis – Serviços de Telecomunicações, SGPS, SA (PT) in Brasilcel NV, which controlled Brazilian mobile telecommunications operator Vivo Participações S.A. (Vivo Part.), company merged into Telefonica Brasil S.A.

The transaction has been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) took place immediately after approval from ANATEL, on September 27, 2010.

The limitations imposed by CADE on its decision are as follow:

a)  A new shareholder share control over Vivo Part. with Telefónica S.A., adopting the same conditions applied to PT when it held an interest in Brasilcel NV.; or

b)  Telefónica S.A. shall cease to have, either directly or indirectly, an equity interest in TIM Participações S.A.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

2)     Impose a R$15 million fine on Telefónica S.A. for violating the will and purpose of the agreement executed by and between Telefónica S.A. and CADE, as a requirement to approve the initial purchase transaction of Telecom Italia in 2007, due to the subscription and payment, by Telefónica S.A., of TELCO S.p.A. nonvoting shares in the context of its recent capital increase.  This decision also requires Telefónica S.A. to dispose of its nonvoting shares held in TELCO S.p.A.

The deadline for compliance with the conditions and obligations imposed by CADE in both decisions were classified as confidential by CADE.

At December 13, 2013, Telefónica S.A. published a material news release regarding the decisions made by CADE in the meeting held on December 4, 2013, stating that it considered the measures imposed by that agency to be unreasonable, and started applicable legal proceedings in July 2014.

In this context, and in order to strengthen its firm commitment to the obligations previously assumed by Telefónica S.A. to keep away from Telecom Italia's business in Brazil, Telefónica S.A. pointed out, in a material news release that Mr.  César Alierta Izuel and Mr. Julio Linares López had decided to resign with immediate effect, from the position of Directors at Telecom Itália S.p.A. Additionally, Mr. Julio Linares López decided to resign, with immediate effect, from his position on the list presented by TELCO S.p.A. for a potential re-election to the Board of Directors of Telecom Itália, S.p.A.

Likewise, Telefónica S.A., notwithstanding the rights defined in the Shareholders’ Agreement of TELCO S.p.A, stated in a material news release it decided not to exercise, for now, its right to appoint or suggest two Directors at Telecom Itália, S.p.A.

On June 16, 2014, the Italian shareholders of TELCO, S.p.A. decided to exercise their rights to request spin-off ensured by the Shareholders' Agreement of company. The implementation of this spin-off was approved at the Annual General Meeting of TELCO, S.p.A. held on July 9, 2014, and is subject to the previous authorization by competent authorities, including CADE and ANATEL in Brazil. Whenever authorized, the spin-off will be implemented through the transfer of all current interest held by TELCO, S.p.A. in the capital of Telecom Itália, S.p.A., for four (4) new companies, which are wholly owned by one of the current shareholders of TELCO, S.p.A., and which were designed to hold interest in the capital of Telecom Itália, S.p.A., proportionally to the current economic interest of their respective future controlling shareholder in the capital of TELCO, S.p.A.

Regulatory approvals in Brazil referring to spin-off of TELCO, S.p.A., as referred to above, are being required to the competent bodies. The spin-off will result in Telefónica S.A. holding, by means of a special purpose entity, 14.77% of the voting shares of Telecom Itália, S.p.A., of which 8.3% of the shares shall be exchanged with Vivendi as mentioned above, and 6.47% of the shares, pegged to debentures issued by Telefónica S.A. in July 2014, convertible at maturity date into shares of Telecom Itália, S.p.A.

f. Share trading on stock exchanges

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (BM&FBovespa). It is also listed in the US Securities and Exchange Commission (SEC), and its level II American Depositary Shares (ADS), backed by preferred shares only, are traded on the New York Stock Exchange (NYSE).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

2.    BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

2.a) Basis of presentation

The Company’s Quarterly Information (ITR) for the nine-month period ended September 30, 2014 is presented in thousands of reais (unless otherwise stated) and was prepared under a going concern assumption.

This quarterly information compares the nine-month period ended September 30, 2014 and 2013, except for balance sheets that compare the positions at September 30, 2014 with December 31, 2013.

In order to better present and compare the figures of the consolidated income statements for the nine-month period ended September 30, 2014 and 2013, certain reclassifications were made among the groups of “Cost of sales and services”, “Selling expenses”, “General and administrative expenses” and “Other operating income (expenses)” for the nine-month period ended September 30, 2013, as follows:

	Income statements at 09.30.13, disclosed at 09.30.13	Restatements	Income statements at 09.30.13, disclosed at 09.30.14
Net operating income	25,665,195	-	25,665,195
Cost of services rendered and goods sold	(13,203,611)	(36,949)	(13,240,560)
Gross profit	12,461,584	(36,949)	12,424,635
Selling expenses	(7,039,241)	37,371	(7,001,870)
General and administrative expenses	(1,680,193)	(27,991)	(1,708,184)
Other operating income	430,817	-	430,817
Other operating expenses	(682,736)	27,569	(655,167)
Equity pickup	(4,790)	-	(4,790)
Income before financial income (expenses)	3,485,441	-	3,485,441
Financial income	1,349,681	-	1,349,681
Financial expenses	(1,480,699)	-	(1,480,699)
Income before taxes	3,354,423	-	3,354,423
Income and social contributions taxes	(869,794)	-	(869,794)
Net income for the year	2,484,629	-	2,484,629

On account of the net assets received in the corporate restructuring process occurred on July 1, 2013, described in Note 1c), the individual information (Company) of the income statements as at September 30, 2014 and 2013 is not comparable.

The individual quarterly information (Company) was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise the rules issued by the Brazilian Securities and Exchange Commission (CVM) and CPC 21 - Interim Financial Reporting, issued by the Brazilian FASB (CPC), which are in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), except for investments in subsidiaries, which are measured by the equity method, while for IFRS purposes it would be measured at cost or fair value.

The consolidated quarterly information (Consolidated) was prepared and is presented in accordance with CPC 21 and IAS 34 - Interim Financial Reporting, issued by the IASB, and CVM rules.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

At the meeting held on November 3, 2014, the Executive Board authorized the issue of this quarterly information, which was ratified by the Board of Directors at a meeting held on November 10, 2014.

This Quarterly Information (ITR) was prepared in accordance with accounting principles, practices and criteria consistent with those adopted in the preparation of the financial statements for the financial year ended December 31, 2013, in addition to the new pronouncements, interpretations and amendments that became effective as from 2014, as follows:

•      IFRS 10, IFRS 12 and IAS 27 Investment Entities: These amendments became effective for annual periods beginning on or after January 1, 2014, providing an exception to the consolidation requirements for a reporting entity that meets the definition of an investment entity under IFRS 10. This exception requires an investment entity to account for its investments in subsidiaries at fair value in P&L. The application of these amendments does not entail impacts on the Company’s financial position, given that its subsidiary is not qualified as an investment entity.

•      IAS 32 Offsetting Financial Assets and Financial Liabilities:  This amendment became effective for annual periods beginning on or after January 1, 2014 and clarifies the meaning of “currently has a legally enforceable right to set off the recognized amounts” and the criteria that would qualify for settlement the settlement mechanisms of clearing house systems that are not simultaneous.  The application of this amendment does not entail significant impacts on the Company’s financial position.

•      IAS 36 Impairment of Assets: This amendment became effective for annual periods beginning on or after January 1, 2014 and eliminates unintended consequences of IFRS 13 Fair Value Measurement on disclosures required by IAS 36. In addition, these amendments require the disclosure of recoverable amounts of assets or Cash Generating Units (CGU) for which a provision for impairment has been recognized over the period. The application of this amendment does not impact the Company’s disclosures.

•      IAS 39 Novation of Derivatives and Continuation of Hedge Accounting:  This amendment became effective for annual periods beginning on or after January 1, 2014 and introduces a relief regarding discontinuance of hedge accounting where a derivative, which is designated as hedging instrument, is renovated if specific conditions are met. The application of this amendment does not entail significant impacts on the Company’s financial position.

•      IFRIC 21 Levies:  This amendment became effective for annual periods beginning on or after January 1, 2014 and provides guidance on when to recognize a liability for a tax or levy when the obligating event occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability is recognized before the specified minimum threshold is reached. The application of this standard does not entail significant impacts on the Company’s financial position.

•      IFRS 2 Share Based Payments: These amendments changed the settings relating to the purchase conditions and its implementation is effective beginning on or after July 1, 2014. The Company does not believe that these amendments may significantly impact its financial position.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

•      IFRS 3 Business Combination: The amendments changed the accounting for contingent consideration in a business combination.  Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.  These changes are effective for new business combinations after July 1, 2014. The Company consider the application of these changes to any business combinations that occur beginning on or after 1 July 2014.

•      IFRS 8 Operating Segments:  These amendments are related to the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule, in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar. These amendments became effective as from July 1, 2014. Considering the fact that the Company and its subsidiary operate in a sole operating segment, this standard does not significantly impact the Company's financial position.

•      IFRS 13 Fair Value Measurement: This amendment is related to the application of the exception to financial assets portfolio, financial liabilities and other contracts.  The amendment is prospective as from July 1, 2014. The application of this standard does not entail significant impacts on the Company’s financial position.

•      IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: The amendments to IAS 16.35 (a) and IAS 38.80 (a) clarifies that a revaluation can be made as follows: i) adjust the recorded gross amount of asset to market value or, ii) determine the market value and proportionally adjust the recorded gross amount so that the resulting recorded amount is equal to the market value. IASB also clarifies that the accumulated depreciation/amortization is the difference between the recorded gross amount and the asset's book value (i.e., the recorded gross amount – accumulated depreciation/amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation/amortization is eliminated so that the recorded gross amount and the book value is equal to the market value. Amendments become effective as from July 1, 2014 on a retrospective basis. Application of these amendments does not lead to significant impacts on the Company’s financial position. Considering that the revaluation of fixed or intangible assets is not allowed in Brazil, the application of the amendments to this standard do not have any significant impact on the Company's financial position.

•      IAS 24 Related Party Disclosures: The amendment to this standard clarifies that a management entity of other entity that provides key personnel for provision of management services is a subject related to related party disclosures. Additionally, an entity that used a management entity shall disclose the expenses incurred with management services. Amendments become effective as from July 1, 2014 on a retrospective basis. The application of these amendments does not entail significant impacts on the Company’s financial position.

•      IAS 40 Investments Property: Amendment to this standards clarifies the relationship between IFRS 3 and IAS 40 for classification of property as investment property or property occupied by owner. The description of ancillary services determined in IAS 40, which provides a difference between investment property and owner of occupied property (IFRS 3) is used to determine whether the operation refers to the purchase of an asset or a business combination. This amendment entered in force as from July 1, 2014 on a prospective basis. The application of these amendments does not entail significant impacts on the Company’s financial position.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

On the preparation date of these quarterly information, the following IFRS amendments had been published; however, their application was not compulsory:

•      IFRS 9 Financial Instruments: IFRS 9, as issued, is the first step in IASB’s project to replace IAS 39 and applies to classification and measurement of financial assets and liabilities as defined by IAS 39. Initially, the pronouncement would become effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9: Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, postponed the effective date of IFRS 9 to January 1, 2018. In the subsequent steps, IASB will tackle issues such as hedge accounting and provision for impairment of financial assets. Adoption of the first step of IFRS 9 will affect the classification and measurement of the Company’s financial assets, but will have no impact on the classification and measurement of its financial liabilities. The Company will quantify such effects together with the effects from other phases of IASB’s project once the final consolidated standard is issued.

•      IFRS 15 Revenue from Contracts with Customers: IASB disclosed IFRS 15 – Revenue from Contracts with Customers, which requires that an entity should recognize the amount of income, reflecting the amount expected to be received in exchange of the control of these goods or services. When adopted, this standard shall replace most part of the detailed guidance on income recognition currently existing (standards IAS 11, IAS 18, IFRIC 13, IFRC 15 and IFRIC 18). This standard is applicable as from years starting on January 1, 2017, and can be adopted on a retrospective basis, using a cumulative effect approach. The Company is evaluating the impacts on its financial statements and disclosures and have neither defined the transition method nor determined the impacts on its current financial reports yet.

The Company does not early adopt any pronouncement, interpretation or amendment which has been issued but whose application is not mandatory.

2.b) Subsidiaries (wholly-owned and jointly-controlled subsidiaries)

Information on investees at September 30, 2014 and December 31, 2013 is described below.

Telefônica Data S.A. (TData): Wholly-owned subsidiary of the Company and headquartered in Brazil, this entity is engaged in the rendering and operation telecommunications services; provide value added services (SVAs); provide integrated business solutions in telecommunications and related activities; manage the provision of technical assistance and maintenance services of telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and design, implementation and installation of telecommunication-related projects; sell and lease telecommunications equipment, products and services, value-added services or any other related services, provided or supplied by third parties; provide third parties with telecommunications infrastructure; manage and/or develop activities that are necessary or useful for performing such services in accordance with applicable law; provide business trading services in general and provide technical support services in IT, including consulting, installation and maintenance of goods, applications and services, licensing or sub licensing of any kind of software, and storage and management of data and information.

Aliança Atlântica Holding B.V. (Aliança): Jointly-controlled subsidiary, headquartered in Amsterdam, Netherlands, this entity has a 50% interest held by Telefônica Brasil and cash generated from sale of Portugal Telecom shares in June 2010.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Companhia AIX de Participações (AIX): Jointly-controlled subsidiary, with 50% interest held by Telefônica Brasil, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks or optical fiber ducts.

Companhia ACT de Participações (ACT): Jointly-controlled subsidiary, with 50% interest held by Telefônica Brasil, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Upon consolidation, all asset and liability balances, revenues and expenses arising from transactions and interest held in equity between the Company and its Subsidiary were eliminated.

3.  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Cash and bank accounts	56,061	101,094	56,115	101,921
Short-term investments	4,998,996	6,210,205	6,321,227	6,442,015
Total	5,055,057	6,311,299	6,377,342	6,543,936

Highly liquid short-term investments basically correspond to Bank Deposit Certificates (CDB), pegged to the Interbank Deposit Certificate (CDI) rate variation, and are kept at first-tier financial institutions.

In addition, the Company had short-term investments pledged as collateral for loans and legal proceedings in the consolidated amounts of R$ 120,097 at September 30, 2014 (R$ 106,455 at December 31, 2013) recorded in noncurrent assets.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Billed amounts	4,693,753	4,084,617	5,190,904	4,581,188
Unbilled amounts	1,851,006	1,777,871	1,989,162	1,890,485
Interconnection amounts	1,018,792	872,678	1,018,792	859,894
Trade accounts receivable – gross	7,563,551	6,735,166	8,198,858	7,331,567
Estimated impairment losses	(1,233,060)	(1,033,665)	(1,521,847)	(1,271,622)
Total	6,330,491	5,701,501	6,677,011	6,059,945

Current	6,135,068	5,541,023	6,380,422	5,802,859
Noncurrent	195,423	160,478	296,589	257,086

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Falling due	4,473,767	4,131,549	4,775,254	4,398,791
Overdue from 1 to 30 days	893,219	756,787	920,660	795,389
Overdue from 31 to 60 days	313,050	266,192	325,323	289,783
Overdue from 61 to 90 dias	188,329	162,436	193,280	166,105
Overdue from 91 to 120 days	136,535	59,244	139,930	62,122
Overdue for more than 120 days	325,591	325,293	322,564	347,755
Total	6,330,491	5,701,501	6,677,011	6,059,945

At September 30, 2014 and December 31, 2013, no customer represented more than 10% of trade accounts receivable, net.

Changes in estimated impairment losses on accounts receivable are as follows:

	Company	Consolidated
Balance at 12.31.2013	(1,033,665)	(1,271,622)
Receivables, net (Note 23)	(613,146)	(658,832)
Write-offs	413,751	408,607
Balance at 09.30.2014	(1,233,060)	(1,521,847)

Consolidated balances of noncurrent trade accounts receivable include:

•      At September 30, 2014, R$ 195,423 (R$ 160,478 at December 31, 2013) referring to the business model of resale of gods to legal entity, receivable within 24 months. At September 30, 2014, the impact of the adjustment to present value was R$ 22,746 (R$ 18,174 at December 31, 2013).

•      At September 30, 2014, R$ 101,166 (R$ 96,608 at December 31, 2013) referring to "Soluciona TI", traded by TData, which consists in lease of IT equipment to small and medium enterprises and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease:

The consolidated balance of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprises the following effects:

	Consolidated
	09.30.14	12.31.13
Present amount receivable	359,579	335,376
Unrealized financial income	5,936	7,058
Nominal amount receivable	365,515	342,434
Estimated impairment losses	(118,184)	(99,791)
Net amount receivable	247,331	242,643

Current	146,165	146,035
Noncurrent	101,166	96,608

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

At September 30, 2014, the aging list of trade accounts receivable referring to “Soluciona TI” product is as follows:

	Consolidated
	Nominal amount receivable	Present amount receivable
Falling due within 1 year	258,413	258,413
Falling due within 5 years	107,102	101,166
Total	365,515	359,579

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the period.

5.   INVENTORIES

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Consumption material	65,299	55,431	66,272	58,492
Materials for resale (a)	479,862	459,949	501,956	498,803
Other inventories	8,338	6,481	8,338	6,481
Gross total	553,499	521,861	576,566	563,776
Estimated impairment and obsolescence losses	(54,574)	(52,275)	(57,121)	(58,161)
Total	498,925	469,586	519,445	505,615

(a) This includes, among others, mobile telephones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

	Company	Consolidated
Balance at 12.31.2013	(52,275)	(58,161)
Additions	(19,929)	(22,874)
Reversals	17,630	23,914
Balance at 09.30.2014	(54,574)	(57,121)

The cost of sales includes additions/reversals of estimated impairment losses and inventory obsolescence, and are included in the cost of goods sold (Note 23).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

6.   DEFERRED TAXES AND TAXES RECOVERABLE

6.1 Taxes recoverable

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
ICMS (a)	1,702,795	1,908,754	1,710,900	1,911,703
Income and social contribution taxes recoverable (b)	349,564	374,096	353,866	377,704
Withholding taxes and contributions (c)	67,149	174,015	83,046	188,659
PIS and COFINS	59,955	62,449	62,514	63,816
Others	17,794	17,871	21,167	18,468
Total	2,197,257	2,537,185	2,231,493	2,560,350

Current	1,865,334	2,168,797	1,899,570	2,191,962
Noncurrent	331,923	368,388	331,923	368,388

(a) This includes credits arising from acquisition of property and equipment (subject to offsetting in 48 months), in ICMS refund request, which was paid under invoices later cancelled, for the rendering of services, tax replacement, rate difference, among others.

(b) These mainly refer to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(c) These refer to credits on Withholding Income Tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

6.2 Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Deferred tax assets
Income and social contribution tax losses (a)	21,252	122,321	76,849	262,915
Income and social contribution taxes on temporary differences (c)
Provisions for judicial, labor, tax and civil claims	1,434,839	1,322,244	1,440,214	1,327,288
Post-employment benefit plans	152,311	143,537	152,311	143,537
Estimated impairment losses of trade accounts receivable	290,480	241,203	299,410	245,556
Estimated losses of modems and other fixed assets	186,893	164,518	188,746	166,174
Profit sharing	58,457	71,287	59,018	71,948
Accelerated depreciation	157,996	154,181	157,996	154,181
Estimated losses for impairment of inventory items	11,702	10,884	12,568	12,885
Provision for loyalty program	31,280	31,199	31,280	31,199
Customer and brand portfolio (Note 26)	311,141	-	311,141	-
Trade accounts payable and other provisions	514,008	338,458	586,086	398,956
Income and social contribution taxes on temporary differences	97,665	157,988	97,665	157,313
Total	3,268,024	2,757,820	3,413,284	2,971,952

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Deferred tax liabilities
Merged tax credit (b)	(337,535)	(337,535)	(337,535)	(337,535)
Income and social contribution taxes on temporary differences (c)
IT innovation law	(262,430)	(308,490)	(262,430)	(308,490)
Customer portfolio (Note 26)	-	(461,870)	-	(461,870)
Brands and patents (Note 26)	-	(479,548)	-	(479,548)
Licenses	(933,813)	(719,780)	(933,813)	(719,780)
Effect of goodwill arising from merger of Vivo Part.	(678,738)	(568,338)	(678,738)	(568,338)
Goodwill of Vivo Part.	(638,095)	(480,366)	(638,095)	(480,366)
Income and social contribution taxes on temporary differences	(121,887)	(124,527)	(125,942)	(128,365)
Total	(2,972,498)	(3,480,454)	(2,976,553)	(3,484,292)

Total deferred tax asset (liability), net – non current	295,526	(722,634)	436,731	(512,340)

Deferred tax asset (liability), net
Presented in balance sheets as follows:

Deferred tax asset, net – noncurrent	295,526	-	436,731	210,294
Deferred tax liability, net – noncurrent	-	(722,634)	-	(722,634)

Deferred taxes were determined considering future realization, as follows:

a)   Income and social contribution tax losses: this represents the amount recorded by the Company and its subsidiary which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

b)   Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

c)    Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment loss on trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

Changes in deferred income and social contribution tax assets and liabilities are as follows:

	Company			Consolidated
Deferred assets	Income and social contribution tax losses	Income and social contribution taxes on temporary differences	Total	Income and social contribution tax losses	Income and social contribution taxes on temporary differences	Total
Balance at 12.31.2013	122,321	2,635,499	2,757,820	262,915	2,709,037	2,971,952
Setup	-	687,318	687,318	-	703,860	703,860
Write-offs and realizations	(101,069)	(76,045)	(177,114)	(186,065)	(76,463)	(262,528)
Balance at 09.30.2014	21,252	3,246,772	3,268,024	76,850	3,336,434	3,413,284

Deferred liabilities					Company	Consolidated
Balance at 12.31.2013					(3,480,454)	(3,484,292)
Setup					(481,760)	(483,660)
Write-offs and realizations					1,004,816	1,004,599
Other changes					(736)	1,164
Comprehensive income (loss)					(14,364)	(14,364)
Balance at 09.30.2014					(2,972,498)	(2,976,553)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

The table below presents deferred income tax and social contribution for items charged or credited directly in equity.

	Company		Consolidated
	09.30.14	09.30.13	09.30.14	09.30.13
Unrealized losses in investments available for sale	1,760	3,902	1,760	3,902
Actuarial losses and limitation effect of the surplus plan assets	-	19	-	221
Gains (losses) on derivative transactions	(16,124)	1,952	(16,124)	1,952
Total	(14,364)	5,873	(14,364)	6,075

Law No. 12973/14

On May 13, 2014, Law No, 12973/14 was published, resulting from the signing into law of Provisional Executive Order (MP) No. 627/13. This law regulates the tax effects stemming from the alignment of the Brazilian accounting standards with the international standards defined by the IFRS, and ceases the Transition Tax Regime (RRT) set forth by Law No. 11941/09.

As permitted by the legislation, the Company will only adopt its provisions when such law becomes effective, from January 1, 2014 onwards. This option will be reported to the Brazilian Internal Revenue Service (RFB) through the Federal Tax Debt and Credit Return (DCTF), Note 34.

7.   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Judicial deposits
Labor	1,041,249	1,030,468	1,048,420	1,036,055
Tax	2,591,769	2,348,179	2,609,527	2,364,913
Civil and regulatory (*)	885,527	815,735	886,324	816,743
Total	4,518,545	4,194,382	4,544,271	4,217,711
Garnishments	116,099	96,130	117,955	97,572
Total	4,634,644	4,290,512	4,662,226	4,315,283

Current	187,421	166,928	187,421	166,928
Noncurrent	4,447,223	4,123,584	4,474,805	4,148,355

(*) At December 31, 2013, the Company reclassified the amount of R$ 37,237 between the groups “Judicial deposits and garnishments” and “Concession licenses” in current assets and liabilities, respectively.

At September 30, 2014, the Company and its subsidiary had a number of tax-related judicial deposits, reaching the consolidated amount of R$2,609,527 (R$2,364,913 at December 31, 2013). In Note 18, we provide further details on issues arising from the main judicial deposits.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

A brief description of the main tax-related judicial deposits is as follows:

•         Federal contribution taxes on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)

Company and subsidiary are involved in disputes related to: (i) claim filed for overpayment of tax credits, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At September 30, 2014, consolidated judicial deposits amounted to R$32,545 (R$31,162 at December 31, 2013).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At September 30, 2014, consolidated judicial deposits amounted to R$151,364 (R$144,684 at December 31, 2013).

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and its subsidiary challenge aforesaid fee in court.

At September 30, 2014, the consolidated balance of judicial deposits amounted to R$ 912,627 (R$ 864,487 at December 31, 2013).

•         Withholding Income Tax (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

At September 30, 2014, the consolidated balance of judicial deposits amounted to R$ 62,244 (R$ 59,343 at December 31, 2013).

•         Corporate Income Tax (IRPJ)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (ii) requirement of IRPJ estimates and lack of payment - debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

At September 30, 2014, the consolidated balance of judicial deposits amounted to R$ 29,812 (R$ 28,456 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

•         Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (Union of Telephony and Mobile and Personal Services) filed an injunction challenging the Contribution to Foster Public Radio Broadcasting payable to EBC, introduced by Law No. 11652/2008. The Company and its subsidiary, as union members, made judicial deposits referring to that contribution.

At September 30, 2014, the consolidated balance of judicial deposits amounted to R$ 658,310 (R$ 514,127 at December 31, 2013).

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (INCRA and SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); and (iv) gifts.

At September 30, 2014, the consolidated balance of judicial deposits amounted to R$ 101,518 (R$ 96,736 at December 31, 2013).

•         Unemployment Compensation Fund (FGTS)

The Company filed an injunction in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits mad by the Company on behalf of its employees).

At September 30, 2014, the consolidated balance of judicial deposits amounted to R$ 74,925 (R$ 70,697 at December 31, 2013).

•         Tax on Net Income (ILL)

The Company filed an injunction in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted. The Company is now awaiting conversion into income by the Federal Government.

At September 30, 2014, the consolidated balance of judicial deposits amounted to R$ 53,920 (R$ 51,648 at December 31, 2013).

•         Universal Telecommunication Services Fund (FUST)

Company and subsidiary filed an injunction in order to have their right declared not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, of August 17, 2000.

At September 30, 2014, the consolidated balance of judicial deposits amounted to R$ 387,722 (R$ 371,373 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

•         State Value-Added Tax (ICMS)

Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for fixed assets and electric energy; (vi) activation cards for pre-paid services; (vii) and disallowance of ICMS credit referring to covenant 39.

At September 30, 2014, the consolidated balance of judicial deposits amounted to R$ 94,799 (R$ 38,259 at December 31, 2013).

•      Other taxes, charges and contributions

Company is involved in disputes related to: (i) Service Tax (ISS) on noncore services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At September 30, 2014, the consolidated balance of judicial deposits amounted to R$ 49,741 (R$ 93,941 at December 31, 2013).

8.   PREPAID EXPENSES

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Fistel rate (a)	266,793	-	266,793	-
Advertising and publicity	60,336	167,873	60,336	167,873
Rent	49,008	35,168	49,008	35,168
Insurance	42,055	29,212	43,304	29,733
Financial charges	7,626	11,568	7,626	11,568
Software maintenance, taxes and others	59,469	35,801	60,569	38,308
Total	485,287	279,622	487,636	282,650

Current	458,016	254,743	459,401	257,286
Noncurrent	27,271	24,879	28,235	25,364

(a) This refers to Inspection and Operation Fees for year 2013 which were paid in March 2014 and will be amortized until the end of the year.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

9.   OTHER ASSETS

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Advances to employees and suppliers	87,936	64,101	88,481	64,991
Receivables from related parties (a)	780,111	297,198	90,621	97,748
Subsidies upon sale of cellphones	21,482	55,716	21,482	55,716
Credit with suppliers	98,174	139,563	103,623	139,563
Surplus of post-employment benefit plans (Note 31)	19,932	17,769	20,081	17,909
Other realizable assets	70,570	86,492	103,804	92,037
Total	1,078,205	660,839	428,092	467,964

Current	932,485	533,272	283,148	340,171
Noncurrent	145,720	127,567	144,944	127,793

(a) Company amounts include amounts receivable from TData, related to amounts collected from telecom services (voice and data) provided by the Company.

10. INVESTMENTS

A summary of significant financial data of Company investees is as follows.

a)  Information on investees

	September 30, 2014				December 31, 2013
	Wholly-owned subsidiary	Jointly-controlled entities			Wholly-owned subsidiary	Jointly-controlled entities
	TData	ACT	AIX	Aliança Atlântica	TData	ACT	AIX	Aliança Atlântica
Assets
Current	2,134,105	11	25,540	130,412	1,090,339	11	10,515	139,414
Noncurrent	377,440	-	12,054	-	420,253	-	12,441	-
Total assets	2,511,545	11	37,594	130,412	1,510,592	11	22,956	139,414

Liabilities
Current	1,354,012	1	6,368	114	688,480	1	2,950	2,200
Noncurrent	46,093	-	4,426	-	43,823	-	6,076	-
Equity	1,111,440	10	26,800	130,298	778,289	10	13,930	137,214
Total liabilities and equity	2,511,545	11	37,594	130,412	1,510,592	11	22,956	139,414

Equity interest
At September 30, 2014	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%
December 31, 2013	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

b)  Changes in investments

	Balances at 12.31.2013	Equity pickup	Dividends and interest on stated and approved equity	Other comprehensive income	Balances at 09.30.2014
Equity interest	853,866	525,753	(186,100)	(3,525)	1,189,994
Wholly-owned subsidiaries	778,289	519,251	(186,100)	-	1,111,440
TData	778,289	519,251	(186,100)	-	1,111,440

Jointly-controlled entities	75,577	6,502	-	(3,525)	78,554
Aliança	68,607	67	-	(3,525)	65,149
AIX	6,965	6,435	-	-	13,400
ACT	5	-	-	-	5

Goodwill (a)	212,058	-	-	-	212,058

Dayco Participações	10,772	-	-	(5,178)	5,594
Other investments (b)	10,772	-	-	(5,178)	5,594
Total investments in subsidiary	1,076,696	525,753	(186,100)	(8,703)	1,407,646
Aliança	68,607	67	-	(3,525)	65,149
AIX	6,965	6,435	-	-	13,400
ACT	5	-	-	-	5
Other investments (b)	10,772	-	-	(5,178)	5,594
Total investments – consolidated	86,349	6,502	-	(8,703)	84,148

(a)     Goodwill from partial spin-off of the company Spanish e Figueira, which was reversed to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.

(b)     Other investments are measured at fair value.

11.       PROPERTY, PLANT AND EQUIPMENT, NET

a) Breakdown

At September 30, 2014

	Company			Consolidated
	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Switching equipment	16,844,501	(14,488,138)	2,356,363	16,851,730	(14,495,100)	2,356,630
Transmission equipment and media	36,064,520	(26,720,304)	9,344,216	36,065,173	(26,720,758)	9,344,415
Terminal/modem equipment	10,577,332	(9,021,654)	1,555,678	10,619,250	(9,046,618)	1,572,632
Infrastructure	13,267,684	(9,865,676)	3,402,008	13,278,563	(9,874,676)	3,403,887
Land	314,350	-	314,350	314,350	-	314,350
Other property and equipment items	3,275,703	(2,685,700)	590,003	3,423,262	(2,793,061)	630,201
Provision for loss	(169,202)	-	(169,202)	(169,376)	-	(169,376)
Goods and facilities in progress	2,013,248	-	2,013,248	2,016,773	-	2,016,773
Total	82,188,136	(62,781,472)	19,406,664	82,399,725	(62,930,213)	19,469,512

December 31, 2013

	Company			Consolidated
	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Switching equipment	16,544,122	(14,179,182)	2,364,940	16,551,351	(14,186,061)	2,365,290
Transmission equipment and media	34,246,583	(25,814,277)	8,432,306	34,247,236	(25,814,693)	8,432,543
Terminal/modem equipment	10,732,328	(9,276,479)	1,455,849	10,763,473	(9,295,416)	1,468,057
Infrastructure	12,949,046	(9,482,838)	3,466,208	12,959,925	(9,491,430)	3,468,495
Land	314,558	-	314,558	314,558	-	314,558
Other property and equipment items	3,181,239	(2,582,931)	598,308	3,277,142	(2,682,185)	594,957
Provision for loss	(168,124)	-	(168,124)	(169,979)	-	(169,979)
Goods and facilities in progress	1,913,860	-	1,913,860	1,967,726	-	1,967,726
Total	79,713,612	(61,335,707)	18,377,905	79,911,432	(61,469,785)	18,441,647

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

b) Changes

	Company
	Switching equipment	Transmission equipment and media	Terminal/modem equipment	Infrastructure	Land	Other property and equipment items	Provision for loss (a)	Goods and facilities in progress	Total
Balances at 12.31.2013	2,364,940	8,432,306	1,455,849	3,466,208	314,558	598,308	(168,124)	1,913,860	18,377,905
Additions	8,268	74,018	122,534	21,803	-	72,473	(594)	3,392,528	3,691,030
Net disposals	(752)	(27,534)	(2,408)	(919)	(208)	(1,606)	-	(12,961)	(46,388)
Depreciation (b)	(327,091)	(998,018)	(668,245)	(397,931)	-	(156,426)	-	-	(2,547,711)
Net transfers	310,998	1,863,444	647,948	312,847	-	77,254	(484)	(3,280,179)	(68,172)
Balances at 09.30.2014	2,356,363	9,344,216	1,555,678	3,402,008	314,350	590,003	(169,202)	2,013,248	19,406,664

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal/modem equipment	Infrastructure	Land	Other property and equipment items	Provision for loss (a)	Goods and facilities in progress	Total
Balances at 12.31.2013	2,365,290	8,432,543	1,468,057	3,468,495	314,558	594,957	(169,979)	1,967,726	18,441,647
Additions	8,268	74,018	133,307	21,803	-	96,346	(594)	3,367,810	3,700,958
Net disposals	(752)	(27,534)	(2,408)	(919)	(208)	(1,606)	1,681	(14,184)	(45,930)
Depreciation (b)	(327,174)	(998,056)	(674,272)	(398,339)	-	(164,602)	-	-	(2,562,443)
Net transfers	310,998	1,863,444	647,948	312,847	-	105,106	(484)	(3,304,579)	(64,720)
Saldos em 30.09.14	2,356,630	9,344,415	1,572,632	3,403,887	314,350	630,201	(169,376)	2,016,773	19,469,512

(a)  The Company and its subsidiary recognized a provision for potential obsolescence of materials used in PE maintenance, based on levels of historical use and expected future use.

(b) Additions of depreciation costs and expenses are presented in “Depreciation and Amortization” in Note 23.

c) Depreciation rates

In accordance with CPC 27, jointly with a specialized company, the Company reviewed the useful lives applied to its property and equipment through the direct comparative method of market data. This method indicated the need to change the useful life and annual depreciation rates of certain items in the following classes of assets:

Restatments
Annual depreciation rate (%)
Description	Prior	Reviewed
Switching equipment	12,50 / 14,29	10,00 / 10,00
Transmission equipment and media	10,00 / 12,50 / 12,50 / 14,29	5,00 / 5,00 / 10,00 / 10,00
Infrastructure	2,86 / 4,00 / 4,00	2,50 / 2,50 / 5,00
Other property and equipment items	14,29 / 20,00	10,00 / 25,00

Since this event relates to changes in accounting estimates, the effects of these changes were recorded prospectively from May 2014. As stated in the table above, these changes represented both an extension and a decrease, as the case may be, in the useful life terms in relation to those earlier adopted, generating a reduction in depreciation expense of R$ 396,297 for the nine-month period ended September 30, 2014

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

The Company’s and its subsidiary’s property and equipment are depreciated on a straight-line basis, at the following annual rates:

Annual depreciation rates (%)
Description	Prior year	Reviewed
Switching equipment	10.00 to 33.33	10.00 to 20.00
Transmission equipment and media	5.00 to 20.00	5.00 to 20.00
Terminal/modem equipment	10.00 to 66.67	10.00 to 66.67
Infrastructure	2.86 to 66.67	2.50 to 66.67
Outros ativos imobilizados	10.00 to 20.00	10.00 to 25.00

d) Property and equipment items given in guarantee

At September 30, 2014, the Company had consolidated amounts of fixed asset items given in guarantee for lawsuits, amounting to R$132,125 (R$187,025 at December 31, 2013).

e) Capitalization of borrowing costs

At September 30, 2014 and December 31, 2013, the Company did not capitalize borrowing costs, as there were no qualifying assets.

f) Reversible assets

The service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At September 30, 2014, estimated residual value of reversible assets was R$7,195,469 (R$6,988,202 at December 31, 2013), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

12. INTANGIBLE ASSETS, NET

a) Breakdown

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Goodwil	10,013,222	10,013,222	10,225,280	10,225,280
Other intangible assets	18,432,288	19,273,769	18,435,330	19,277,779
Total	28,445,510	29,286,991	28,660,610	29,503,059

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Breakdown of goodwill as of September 30, 2014 and December 31, 2013 is as follows:

Origin	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged into TDBH) (a)	-	212,058
Santo Genovese Participações Ltda. (b)	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	780,693
Vivo Participações S. A. (d)	9,160,488	9,160,488
Total	10,013,222	10,225,280

(a) Goodwill from split-off of “Spanish e Figueira”, which was reversed to the Company upon merger of Telefonica Data Brasil Holding S.A (TDBH) in 2006.

(b) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004

(c) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008, economically based on a future profitability analysis.

(d) Goodwill generated upon acquisition/merge of Vivo Part. Upon merger in 2011.

As a consequence of the mergers of companies related to goodwill described above, the Company’s goodwill amounts (except for item (a) in the table above) were reclassified from the group of “Investments” to “Intangible assets, net”. These goodwill amounts are classified as intangible assets with indefinite useful life and are not amortized, but annually tested for impairment. It was not necessary to recognize impairment losses for the periods above.

b) Breakdown of other intangible assets

At September 30, 2014

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	10,949,289	(9,041,919)	1,907,370	10,986,028	(9,075,616)	1,910,412
Customer portfolio	1,990,278	(818,260)	1,172,018	1,990,278	(818,260)	1,172,018
Trademarks and patents	1,601,433	(254,136)	1,347,297	1,601,433	(254,136)	1,347,297
Licenses	17,281,687	(3,323,200)	13,958,487	17,281,687	(3,323,200)	13,958,487
Other intangible assets	152,026	(151,869)	157	152,026	(151,869)	157
Software in progress	46,959	-	46,959	46,959	-	46,959
Total	32,021,672	(13,589,384)	18,432,288	32,058,411	(13,623,081)	18,435,330

December 31, 2013

	Company			Consolidated
	Intangible asset cost	Accumulated amortization	Net balance	Intangible asset cost	Accumulated amortization	Net balance
Software	10,458,207	(8,474,583)	1,983,624	10,494,388	(8,506,754)	1,987,634
Customer portfolio	1,990,278	(631,836)	1,358,442	1,990,278	(631,836)	1,358,442
Trademarks and patents	1,601,433	(190,980)	1,410,453	1,601,433	(190,980)	1,410,453
Licenses	17,238,795	(2,764,229)	14,474,566	17,238,795	(2,764,229)	14,474,566
Other intangible assets	152,026	(151,690)	336	152,026	(151,690)	336
Software in progress	46,348	-	46,348	46,348	-	46,348
Total	31,487,087	(12,213,318)	19,273,769	31,523,268	(12,245,489)	19,277,779

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

c)  Changes in other intangible assets

	Company
	Software	Customer portfolio	Marcas e patentes	Licenses	Other intangible assets	Software in progress	Total
Balances at 12.31.2013	1,983,624	1,358,442	1,410,453	14,474,566	336	46,348	19,273,769
Additions	317,560	-	-	-	-	155,348	472,908
Net disposals	(124)	-	-	-	-	-	(124)
Amortization (a)	(570,255)	(186,424)	(63,156)	(558,971)	(179)	-	(1,378,985)
Net transfers	176,565	-	-	42,892	-	(154,737)	64,720
Balances at 09.30.2014	1,907,370	1,172,018	1,347,297	13,958,487	157	46,959	18,432,288

	Consolidated
	Software	Customer portfolio	Trademarks and patents	Licenses	Other intangible assets	Software in progress	Total
Balances at 12.31.2013	1,987,634	1,358,442	1,410,453	14,474,566	336	46,348	19,277,779
Additions	318,118	-	-	-	-	155,348	473,466
Net disposals	(124)	-	-	-	-	-	(124)
Amortization (a)	(571,781)	(186,424)	(63,156)	(558,971)	(179)	-	(1,380,511)
Net transfers	176,565	-	-	42,892	-	(154,737)	64,720
Balances at 09.30.2014	1,910,412	1,172,018	1,347,297	13,958,487	157	46,959	18,435,330

(a)  Additions of amortization costs and expenses are stated under “Depreciation and amortization” in Note 23.

d) Amortization rates

In accordance with CPC 4, jointly with a specialized company, the Company reviewed the useful lives applied to its finite-lived intangible assets through the direct comparative method of market data. This method indicated the need to change the useful life and annual amortization rates of software from 10.00% to 20.00%.

Since this event relates to a change in accounting estimates, the effects of such change were recorded prospectively from May 2014, generating an increase in amortization expense of R$ 2,436 for the nine month period ended September 30, 2014.

The Company’s and its subsidiary’s finite-lived intangible assets are amortized on a straight-line basis, at the following annual rates:

	Annual amortization rates
Description	Prior	Reviewed
Software	10.00 to 20.00	20.00
Customer portfolio	11.76	11.76
Trademarks and patents	5.13	5.13
Licenses	3.60 to 6.67	3.60 to 6.67
Other intangible assets	10.00 to 20.00	20.00

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

13. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Salaries and compensations	32,676	20,384	32,676	21,124
Social charges and benefits	341,359	226,448	344,867	228,099
Profit sharing	140,951	180,235	141,608	182,180
Share-based payment plans (a)	16,740	18,698	16,740	18,698
Total	531,726	445,765	535,891	450,101

Current	514,986	427,067	519,151	431,403
Noncurrent	16,740	18,698	16,740	18,698

(a) Noncurrent liabilities refer to balances of share-based payment plans, Note 30.

14. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Sundry suppliers	5,840,725	6,050,031	6,092,174	6,328,081
Amounts to be transferred	340,053	473,550	123,072	160,552
Interconnection	458,702	425,376	458,702	425,376
Total	6,639,480	6,948,957	6,673,948	6,914,009

15. TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Income tax	-	846	27,121	22,893
Income and social contribution tax payable (a)	-	846	27,121	22,893
Indirect taxes	1,388,553	1,320,511	1,441,347	1,367,345
ICMS	1,044,558	992,600	1,045,575	992,813
PIS and COFINS	184,688	195,660	226,366	235,573
Fust e Funttel	33,577	35,982	33,577	35,982
ISS, CIDE and other taxes	125,730	96,269	135,829	102,977
Total	1,388,553	1,321,357	1,468,468	1,390,238

Current	1,199,313	1,269,105	1,255,007	1,315,164
Noncurrent	189,240	52,252	213,461	75,074

(a) Income and social contribution taxes payable are stated net of payments based on estimates.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

16. LOANS, FINANCING, FINANCE LEASE AND DEBENTURES

16.1 – Loans, financing and finance lease

The loans, financing and finance lease are presented at fair value when applicable.

	Information at September 30, 2014			Company/Consolidated
	Currency	Annual interest rate	Maturity	09.30.14	12.31.13
Financing – BNDES	URTJLP (a)	TJLP+ 0% to 9%	07.15.19	1,934,655	2,441,897
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	07.15.19	507,343	505,525
Financing – BNDES	R$	2.5% to 8.7%	01.15.23	292,606	171,683
Loan – Mediocrédito	US$			-	3,547
Loan – BEI	US$	4.18% to 4.47%	03.02.15	910,256	885,176
Financing – BNB	R$	10.00%	10.30.16	147,751	224,958
BBVA commission		0.43%	02.28.15	286	276
Finance lease	R$		08.31.33	224,412	218,878
Total				4,017,309	4,451,940

Current				1,783,816	1,236,784
Noncurrent				2,233,493	3,215,156

(a) Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b) Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c) The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

Loans and financing

Brazilian Development Bank (BNDES)

•      In October 2007, a credit facility was approved for the Company to finance investment in products and services that are produced domestically. All of these funds have been withdrawn and investment thereof has been proven and accepted by BNDES.

The balance of this contract at September 30, 2014 was R$ 272,796 (R$ 579,691 at December 31, 2013).

•      In August 2007, a R$ 1,530,459 credit facility was taken out from BNDES. All of these funds have already been withdrawn (in installments) for the purpose of financing investment projects for implementation and expansion of the wireless capacity all over Brazil. The agreement is effective for seven years. Principal will be repaid in 60 consecutive monthly installments as from September 15, 2009, after a two-year grace period. In August 2014, this agreement was fully settled by the Company.

The balance of this agreement at December 31, 2013 was R$205,756.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

•      On October 14, 2011, a R$ 3,031,110 credit facility was taken out, which was adjusted to R$ 2,152,098 in 2013 in view of new negotiations of credit lines and products with the bank. These funds were used in investments in expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

This agreement is effective for eight years, whose grace period matures on July 15, 2014, when only interest will be paid, on a quarterly basis. After this period, interest and amortization of principal shall be repaid in 60 consecutive monthly installments. This credit facility was fully withdrawn by the Company.

As the interest rates applied to two of the five sub-credit lines of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in a balance amounting to R$14,360 as of September 30, 2014 (R$15,920 as of December 31, 2013), Note 19.

The balance of this contract at September 30, 2014 was R$ 2,136,700 (R$ 2,158,016 at December 31, 2013).

•      In January 2010, a R$319,927 financing line was approved through its Investment Maintenance Program (BNDES PSI). Funds borrowed were used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as that investment is evidenced. Up to December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438 was canceled.

As the interest rates applied thereon are lower than those observable in the market (fixed interest rates varying from 4.5% to 5.5% p.a.), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in balance amounting to R$14,896 as of September 30, 2014 (R$18,745 as of December 31, 2013), Note 19.

The balance of this contract at September 30, 2014 was R$ 114,934 (R$ 128,413 at December 31, 2013).

In November 2010 and in March 2011, credit facilities amounting to R$ 41,950 were approved. On December 28, 2012, more than R$ 9,493 were approved, repayable in 36 months, with six-month grace period for principal, fully released as the investments made are proved. This credit facility was fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (fixed interest rates varying from 2.5% to 5.5% p.a.), and government grants by BNDES, adjusted to present value, resulted – as of September 30, 2014 – in the amount of R$1,119 (R$1,858 at December 31, 2013), Note 19.

The balance of this contract at September 30, 2014 was R$ 15,817 (R$ 27,303 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

•      In December 2010, a R$ 5,417 credit facility was approved through the Investment Maintenance Program (BNDES PSI).

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (5.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of September 30, 2014 – in the amount of R$253 (R$287 at December 31, 2013), Note 19.

The balance of this contract at September 30, 2014 was R$ 1,541 (R$ 1,720at December 31, 2013).

•      On December 28, 2012, R$21,783 and R$331,698 financing facilities were approved at the rate of 2.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. Through September 30, 2014, R$188,124 (R$18,184 at December 31, 2013) had been released.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (2.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of September 30, 2014 – in the amount of R$29,519 (R$3,181 at December 31, 2013), Note 19.

The balance of this contract at September 30, 2014 was R$ 188,768 (R$ 15,020 at December 31, 2013).

•      At august 1, 2013, a R$4,030 financing facility was approved at the rate of 3.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved.  This credit facility was fully withdrawn by the Company.

These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (3.5% p.a., pre-fixed), and government grants by BNDES, adjusted to present value, resulted – as of September 30, 2014 – in the amount of R$768 (R$849 at December 31, 2013), Note 19.

The balance of this contract at September 30, 2014 was R$ 4,048 (R$ 3,186 at December 31, 2013).

Médiocrédito

Loan taken out in 1993 by Telecomunicações Brasileiras S.A. (Telebrás) from Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, with semiannual repayments, in order to build rural telephony via satellite in the state of Mato Grosso. In February 2014, this contract was fully settled by the Company.

The balance of this agreement at December 31, 2013 was R$ 3,547.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Banco Europeu de Investimentos - BEI

A credit facility of € 250 million was taken out (equivalent to US$ 365 million at contract date). Funds were released in two installments, the first of which on December 19, 2007, and the second on February 28, 2008. The agreement will be effective for seven years, with principal amount repayment in two installments, on December 19, 2014 and March 2, 2015. Interest is collected on a semiannual basis, according to each release date. This financing is secured with a swap  agreement that converts the currency risk into a percentage of CDI variation.

The balance of this contract at September 30, 2014 was R$910,256 (R$ 885,176 at December 31, 2013).

Banco do Nordeste – BNB

On January 29, 2007 and October 30, 2008, credit facilities amounting to R$ 247,240 and R$ 389,000, respectively, were taken out. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal to be repaid in 96 installments, after a two-year grace period.

At September 30, 2014, this agreement amounted to R$ 147,751 (R$ 224,958 at December 31, 2013).

Finance lease

Finance lease agreement that transfer to the Company basically all the risks and rewards related to ownership of the leased item are capitalized at lease inception at the fair value of the leased asset or, if lower, the present value of minimum payments of the lease agreement. Initial direct costs incurred in the transaction are added to cost, where applicable.

The Company has entered into agreements classified as finance lease as a lessee, for: i) lease of towers and rooftops, deriving from a sale and finance leaseback transaction; ii) lease of IT equipment; and iii) lease of infrastructure and transmission media deriving from construction projects in conjunction with another operator, based on optical network associated to the power transmission grid, connecting cities in the Northern region of Brazil to the domestic backbone of the Company. The residual value of referred assets remained unaltered through sale thereof and a liability corresponding to the present value of the mandatory minimum payments under said agreements was recognized.

The amounts recorded in property, plant and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

The balance of amounts payable referring to aforementioned transactions comprises the following effects:

	Consolidated
	09.30.14	12.31.13
Nominal amount payable	634,272	646,159
Unrealized financial expense	(409,860)	(427,281)
Present value payable	224,412	218,878

Current	19,914	19,342
Noncurrent	204,498	199,536

Aging list of finance lease payable at September 30, 2014 is as follows:

	Consolidated
	Nominal amount payable	Present value payable
Within 1 year	22,308	19,914
More than 1 year up to 5 years	99,912	69,614
Over 5 years	512,052	134,884
Total	634,272	224,412

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the period.

16.2 – Debentures

	Information at September 30, 2014			Company/Consolidated
	Currency	Charges	Maturity	09.30.14	12.31.13
4th issue debentures – Series 1 and 2	R$	106,00% a 106,80% do CDI	10.15.15	771,046	748,233
4th issue debentures – Series 3	R$	IPCA+7.00%	10.15.14	102,592	95,351
Debentures (1st issue) – Minas Comunica	R$	IPCA+0.50%	07.05.21	80,645	76,722
3rd issue debentures	R$	100.00% of CDI + 0.75%	09.10.17	2,012,282	2,060,444
4th issue debentures	R$	100.00% of CDI + 0.68%	04.25.18	1,363,581	1,322,900
Cost of emissions	R$			(1,615)	(2,035)
Total				4,328,531	4,301,615

Current				309,501	286,929
Noncurrent				4,019,030	4,014,686

4th issue debentures – Series 1, 2 and 3

On September 4, 2009, the Board of Directors approved the 4th public issue by that company of junior unsecured registered nonconvertible debentures, maturing over a ten-year period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option. Total 810,000 (eight hundred ten thousand) debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was mutually agreed between the lead coordinator of the offer after completion of the book-building procedure.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Funds obtained through this issue were used for payment of the full principal amount of the debt represented by the 6th issue of promissory notes and to support the working capital.

On October 15, 2012, the Company reset the terms for the 1st series at 106.00% of CDI as approved by the Board of Directors in a meeting held on July 24, 2012. The total amount reset was R$93,150 and the Company redeemed debentures held by dissenting debenture holders in the amount of R$4,850, and kept them in treasury for later cancellation.

On October 15, 2013, the Company reset all terms for the 2nd series as approved by the Board of Directors in a meeting held on September 19, 2013. The total amount reset was R$640 million at 106.80% CDI, and a new term was scheduled, namely, October 15, 2015.

Transaction costs in connection with this issue, amounting to R$ 6 as of September 30, 2014 (R$ 55 as of December 31, 2013), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue. The effective rate of this issue, considering transaction costs, is 112.13% of CDI.

1st and 3rd series are expected to be reset on October 15, 2014 (Note 34).

At September 30, 2014, balance was R$873,638 (R$843,584 at December 31, 2013).

1st issue debentures – Minas Comunica

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, SMP services would be available to 134 locations in the areas registered under Nos. 34, 35 and 38.

Also under the program, 5,550 junior unsecured registered nonconvertible debentures, with no stock certificates issued, would be issued in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, in December 2007, 621 debentures were issued in the 1st series of the 1st issue, amounting to R$ 6,210. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program to provide services to 134 locations in the state of Minas Gerais.

At September 30, 2014, balance was R$80,645 (R$76,722 at December 31, 2013).

3rd issue of Debentures

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of junior nonconvertible debentures of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered nonconvertible debentures were issued in a single series, with par value of R$10,000.00 (ten thousand reais), totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, for public distribution with limited placement efforts.

Remuneration is 100.00% of CDI, plus a spread  of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. The par value of the debentures will be fully repaid in a lump sum, at maturity date.

Debentures are not subject to scheduled reset.

Funds obtained through this limited offering were allocated to: (i) direct investments in 4G wireless telephony services, more specifically to settle the price of the authorization obtained in the 4G auction; and (ii) sustaining liquidity and rescheduling of other debts already assumed by the Company.

Transaction costs in connection with this issue, amounting to R$ 620 as of September 30, 2014 (R$ 780 as of December 31, 2013), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue.

At September 30, 2014, balance was R$2,012,282 (R$2,060,444 at December 31, 2013).

4th issue of Debentures

On April 11, 2013, Company Board of Directors approved a proposal to raise funds in the local market by issuing junior nonconvertible debentures in the amount of R$ 1.3 billion, so as to maintain the Company’s liquidity to honor its future financial commitments.

The net proceeds from this issue will be fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued, with par value of R$ 10,000.00. The debentures have a five-year (5) maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. The balance due of debentures par value will be subject to interest corresponding to 100% of the one-day extra-group accumulated variation of average daily rates of interbank deposits (DI), expressed as an yearly percentage, based on 252 working days, calculated and published daily by CETIP S.A. – Organized Markets (CETIP), plus spread of 0.68% p.a., based on 252 working days (Remuneration). The Remuneration shall be calculated exponentially and cumulatively on a pro rata temporis by working days elapsed since the issue date or the remuneration payment date immediately before that, as the case may be, until the effective payment date. Banco Itaú BBA S.A. was the lead coordinator. The transaction costs associated with this issue amounted R$ 989 at September 30, 2014 (R$ 1,200 at December 31, 2013).

At September 30, 2014, balance was R$1,363,581 (R$1,322,900 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

16.3 – Repayment schedule

At September 30, 2014, breakdown of noncurrent loans, financing, finance lease and debentures by year of maturity is as follows:

Year	Total
2015	790,049
2016	587,739
2017	2,545,069
2018	1,836,816
2019	336,260
2020 onwards	156,590
Total	6,252,523

16.4 – Covenants

There are loans and financing and debentures, presented in tables of Notes 16.1 and 16.2, respectively, which have specific clauses for penalty in case of breach of contract. A breach of contract provided for in the agreements made with the institutions listed above is characterized by noncompliance with covenants, breach of a clause, resulting in the early settlement of the contract.

The Company has loans and financing taken out from BNDES, the balance of which as of September 30, 2014 was R$2,439,782 (R$ 2,943,462 as of December 31, 2013). In accordance with the agreements, there are financial and economic ratios that should be considered on a semiannual an annual basis. At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Fourth issue debentures, series 1, 2 and 3, net of issue costs, as of September 30, 2014 amounted to R$873,632 (R$843,529 as of December 31, 2013) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Third issue debentures, sole series, net of issue costs, as of September 30, 2014 amounted to R$2,011,662 (R$2,059,664 as of December 31, 2013) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Fourth issue debentures, sole series, net of issue costs, as of September 30, 2014 amounted to R$1,362,592 (R$1,321,700 as of December 31, 2013) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Debentures of Minas Comunica Program, amounting to R$ 80,645 as of September 30, 2014 (R$ 76,722 at December 31, 2013), includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial ratios. On the same date, all these covenants were met.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

16.5 - Guarantees

At September 30, 2014, guarantees were given for part of loans and financing of the Company, as follows:

Banks	Loans/Financial balance	Guarantees
National Bank for Economic and Social Development (BNDES)	R$1,934,655 (URTJLP) R$507,343 (UMBND) R$292,606 (PSI)

•       Agreement (PSI) R$292,606: disposal of financed asset items.

•       Agreement (2011) R$2,441,998: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

European Investment Bank - BEI	R$910,256	• Commercial risk guaranteed by Banco BBVA Spain.
Banco do Nordeste do Brasil S.A. - BNB	R$147,751

•       Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.

•       Establishing a liquid fund comprising short-term investments at amounts equivalent to 3 (three) repayment installments by reference to the average post-grace period installment.

16.6 – Changes

Changes in loans and financing, debentures and finance lease are as follows:

	Company/Consolidated
	Loans and financing	Debentures	Finance lease	Total
Balance at 12.31.2013	4,233,062	4,301,615	218,878	8,753,555
Additions	262,320	-	-	262,320
Financial charges	167,394	338,054	25,489	530,937
Monetary and exchange restatement	61,749	8,440	-	70,189
Write-offs (payments)	(931,628)	(319,578)	(19,955)	(1,271,161)
Balance at 09.30.2014	3,792,897	4,328,531	224,412	8,345,840

17. DIVIDENDS AND INTEREST ON EQUITY (IOE)

Dividend and interest on equity receivable and payable are as follows:

a)  Breakdown of receivables:

	Company		Consolidated
	09.30.14	12.31.13	12.31.13
Aliança	-	1,140	1,140
TData	245,306	59,206	-
Total	245,306	60,346	1,140

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

b)  Changes in receivables:

	Company	Consolidated
Balance at 12.31.2013	60,346	1,140
Supplementary dividends 2013	186,100	-
Dividends received	(1,140)	(1,140)
Balance at 09.30.2014	245,306	-

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to the Investing Activity.

c)  Breakdown of payables:

	Company / Consolidated
	09.30.14	12.31.13
Telefónica Internacional S.A.	215,223	192,990
SP Telecomunicações Participações Ltda	135,089	121,135
Telefónica S.A.	177,975	159,590
Telefónica Chile S.A.	427	382
Noncontrolling interests	697,767	713,459
Total	1,226,481	1,187,556

d)  Changes in payables:

Company / Consolidated
Balance at 12.31.2013	1,187,556
Supplementary dividends 2013	1,175,538
Interim interest on equity (net of IRRF)	720,419
Allocation of dividends and interest on equity	(109,518)
Payment of dividends and interest on equity	(1,752,612)
Withholding income tax on shareholders exempted from interest on equity	5,098
Balance at 09.30.2014	1,226,481

Interest on equity and dividends not claimed by shareholders expire within three years from the date payment commences. Should dividends and interest on equity expire, these amounts are recorded against equity for subsequent distribution.

For the cash flow statement, interest on shareholders´ equity and dividends paid to shareholders is recognized in the Financing Activity group.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

18.  PROVISIONS

a)  Breakdown/Changes:

	Company
	Provisions for legal contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (a)	Provision for divestitures (b)	Total
Balances at 12.31.2013	988,180	2,133,934	970,403	275,677	235,998	4,604,192
Additions	149,005	167,231	437,735	-	24,557	778,528
Write-offs – payment	(121,287)	(64,021)	(174,953)	-	-	(360,261)
Write-offs – reversal	(43,305)	(20,791)	(190,200)	(16,098)	(11,148)	(281,542)
Monetary restatement	34,162	125,445	69,824	14,073	-	243,504
Balances at 09.30.2014	1,006,755	2,341,798	1,112,809	273,652	249,407	4,984,421

At 09.30.14
Current	119,752	-	501,408	-	-	621,160
Noncurrent	887,003	2,341,798	611,401	273,652	249,407	4,363,261

At 12.31. 2013
Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,133,934	501,712	275,677	235,998	4,042,789

	Consolidated
	Provisions for legal contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (a)	Provision for divestitures (b)	Total
Balances at 12.31.2013	988,180	2,148,800	970,403	275,677	240,753	4,623,813
Additions	149,005	167,244	437,735	-	24,557	778,541
Baixas por pagamento	(121,287)	(64,021)	(174,953)	-	-	(360,261)
Write-offs – reversal	(43,305)	(20,791)	(190,200)	(16,098)	(11,148)	(281,542)
Monetary restatement	34,162	126,382	69,824	14,073	-	244,441
Balances at 09.30.2014	1,006,755	2,357,614	1,112,809	273,652	254,162	5,004,992

At 09.30.14
Current	119,752	-	501,408	-	-	621,160
Noncurrent	887,003	2,357,614	611,401	273,652	254,162	4,383,832

At 12.31.13
Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,148,800	501,712	275,677	240,753	4,062,410

(a)  Refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Participações S.A. in 2011.

(b)  Refer to costs to be incurred to return the sites  (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

18.1 Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature/Risk level	09.30.14	12.31.13	09.30.14	12.31.13
Probable contingencies	1,006,755	988,180	1,006,755	988,180
Possible contingencies	222,359	313,536	222,359	313,536

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the corresponding amount payable by the Company.

Additionally, the Company is party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities. No amounts were allocated to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the Company’s monetary loss.

18.2 Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature/Risk level	09.30.14	12.31.13	09.30.14	12.31.13
Probable contingencies	2,341,797	2,133,934	2,357,614	2,148,800
Federal	2,264,663	2,027,232	2,280,480	2,042,098
State	60,080	91,923	60,080	91,923
Local	17,054	14,779	17,054	14,779

Possible contingencies	18,073,032	16,080,392	18,283,735	16,246,407
Federal	4,113,859	3,904,297	4,142,153	3,913,929
State	7,778,064	7,007,705	7,899,604	7,088,859
Local	645,044	579,556	646,630	580,853
ANATEL	5,536,065	4,588,834	5,595,348	4,662,766

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Provisions for probable tax contingencies

Federal taxes

At September 30, 2014, the Company and subsidiary were party to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers: non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on shareholders´ Equity; (ix) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of offset and refund requests made by the Company and its subsidiaries; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xv) Tax on Net Income (ILL).

At September 30, 2014, total consolidated provisions amounted to R$ 2,280,480 (R$ 2,042,098 at December 31, 2013).

State taxes

At September 30, 2014, the Company or its subsidiary were parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credit referring to Agreement 39; and (vi) co-billing.

At September 30, 2014, total consolidated provisions amounted to R$ 60,080 (R$ 91,923 at December 31, 2013).

Municipal taxes

At September 30, 2014, the Company or its subsidiary is a party to various municipal tax proceedings referring to (i) IPTU; (ii) ISS levied on real estate lease services and mean and supplementary activities; and (iii) surveillance, control, and monitoring rate (TVCF).

At September 30, 2014, total consolidated provisions amounted to R$ 17,054 (R$ 14,779 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Possible tax contingencies

According the understanding of Management and its legal counsel, there is the likelihood of loss in federal, state and municipal proceedings, in addition to the proceedings with ANATEL, as follows:

Federal taxes

At September 30, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the federal level, which are ongoing in various court levels.

Among these actions, the following are highlighted: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (viii) deductions of COFINS from loss in swap  transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); and (xi) IRPJ on derivative operations; (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo S.A. and goodwill arising from merger of Navytree and TDBH.

At September 30, 2014, total consolidated provisions amounted to R$ 4,142,153 (R$ 3,913,929 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

State taxes

At September 30, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels.

Among these actions, the following are highlighted: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment and lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; and (xxiii) new tax register bookkeeping without previous authorization by tax authorities.

At September 30, 2014, total consolidated provisions amounted to R$ 7,899,604 (R$ 7,088,859 at December 31, 2013).

Municipal taxes

At September 30, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the municipal level, which are ongoing in various court levels.

Among these actions, the following are highlighted: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefónica Internacional (TISA); and (x) ISS tax levied on caller ID services and on cell phone activation and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

At September 30, 2014, consolidated amounts totaled R$ 646,630 (R$ 580,853 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

ANATEL

Universal Telecommunication Services Fund (FUST)

Injunction was filed in order to have the right declared not to include expenses with interconnection and Industrial Use of Dedicated Line in FUST tax base for landline phone carriers and not to include revenues from ITX and EILD in FUST tax base for mobile phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, awaiting judgment in 2nd court level.

A number of delinquency notices referring to debit entry issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At September 30, 2014, consolidated amounts totaled R$ 2,960,582 (R$ 2,185,034 at December 31, 2013).

Telecommunications Technology Development Fund (FUNTTEL)

At September 30, 2014, the Company and its subsidiary were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At September 30, 2014, consolidated amounts totaled R$ 701,167 (R$ 664,386 at December 31, 2013).

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At September 30, 2014, total consolidated provisions amounted to R$ 1,928,414 (R$ 1,811,104 at December 31, 2013), without the respective judicial deposit.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. In view of the collections, the Company made a judicial deposit referring to the amounts due. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

At September 30, 2014, total consolidated provisions amounted to R$ 5,185 (R$ 2,242 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

18.3 Provisions, civil and regulatory contingencies

	Amounts involved
	Company		Consolidated
Nature/Risk level	09.30.14	12.31.13	09.30.14	12.31.13
Probable contingencies	1,112,809	970,403	1,112,809	970,403
Civil	730,798	599,868	730,798	599,868
Regulatory	382,011	370,535	382,011	370,535

Possible contingencies	4,309,645	3,366,707	4,309,645	3,366,707
Civil	2,009,602	1,681,450	2,009,602	1,681,450
Regulatory	2,300,043	1,685,257	2,300,043	1,685,257

Provisions for probable civil contingencies

•           The Company is party to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At September 30, 2014, considering the degree of risk involved, consolidated provision amounted to R$ 42,652 (R$ 37,191 at December 31, 2013).

•           The Company is party to various civil proceedings related to consumers in administrative and judicial spheres, referring to non-compliance with services and/products sold. At September 30, 2014, the consolidated provisioned amount was R$ 305,989 (R$ 203,212 at December 31, 2013).

•           The Company is party to various civil proceedings of non-consumer nature in administrative and judicial spheres, all related to the ordinary course of business. At September 30, 2014, the consolidated provisioned amount was R$ 382,157 (R$ 359,465 at December 31, 2013).

Provisions for probable regulatory contingencies

The Company is party to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level.  At September 30, 2014, the consolidated provisioned amount was R$382,011 (R$370,535 at December 31, 2013).

Possible civil contingencies

According to the Company's management and legal counsel, the likelihood of loss of the following proceedings is possible.

•      Telephony Community Plan (PCT): This refers to the Public Interest Suit in which the Company is involved referring to PCT, about the right for indemnification of the acquirers of expansion plans, not receiving shares for financial investments made in the city of Mogi das Cruzes, whose total consolidated amount approximates to R$ 322,327  at September 30, 2014 (R$281,059  at December 31, 2013). São Paulo Court of Justice (TJSP) changed its decision, and judged this matter groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently waiting for a decision.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

•      Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the Medical Care Plan for Retired Employees (PAMA) and claim for the reestablishment of the prior status quo.  This claim is still in its appeal phase, at the upper-court-level decision that modified the prior decision whereby this claim was awarded an unfavorable decision. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability, in that it entails a return to the prior plan conditions.

•      Public Interest Suits filed by ASTEL, in the state of São Paulo, and by FENAPAS, both against SISTEL and other carriers, in order to annul spin-off of the private pension plan PBS, alleging, in short, the “windup of the supplementary private pension plan of SISTEL Foundation”, which led to various specific mirror PBS plans, corresponding to allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL referring to telecommunication carries of the former Telebrás System.

•      The Public Prosecutor’s Office of São Paulo State began a public class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the extent of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits, or the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•      The Company is party to other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. At September 30, 2014, the consolidated provisioned amount was R$1,676,666  (R$1,383,932  at December 31, 2013).

•      The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). At September 30, 2014, the consolidated amount was R$10,609  (R$16,459  at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

•      Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that the Company should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000 in case of noncompliance. Furthermore, according to the sentence passed, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. There is no way to determine the extent of potential liabilities with respect to this claim.

•      Validity of prepaid plan: The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though we believe that our criteria for the period determination comply with ANATEL standards. Based on the legal counsel’s opinion, collective actions against Telemig (merged into Vivo S.A.) have a remote likelihood of loss.

Possible regulatory contingencies

According to the Company’s management and legal counsel, the likelihood of loss of the following regulatory proceedings is possible.

•      The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level.  At September 30, 2014, the consolidated amount was R$2,300,043  (R$1,685,257  at December 31, 2013).

•      Administrative and legal proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services and other operating income, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

18.4 Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	At September 30, 2014			December 31, 2013
	Furniture and equipment	Judicial deposits and garnishments	Letter of guarantee	Furniture and equipment	Judicial deposits and garnishments	Letter of guarantee
Civil, labor and tax	132,125	4,662,226	2,552,676	187,025	4,352,520	2,263,773
Total	132,125	4,662,226	2,552,676	187,025	4,352,520	2,263,773

At September 30, 2014, in addition to the guarantees presented above, the Company and its Subsidiary had amounts under short-term investment frozen by courts (except for loan-related investments), in the consolidated amount of R$61,250 (R$46,451 at December 31, 2013).

19. DEFERRED INCOME

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Revenue from activation (a)	100,542	114,503	103,905	120,521
Services and goods (b)	830,519	673,810	830,519	673,810
Disposal of property and equipment items (c)	123,641	123,063	123,641	123,063
Government grants (d)	60,915	40,840	60,915	40,840
Loyalty program (e)	92,000	91,763	92,000	91,763
Equipment donations (f)	7,640	11,076	7,640	11,076
Other income	12,579	10,139	12,579	10,139
Total	1,227,836	1,065,194	1,231,199	1,071,212

Current	750,142	812,843	752,342	817,551
Noncurrent	477,694	252,351	478,857	253,661

a)      Refers to the deferral of activation revenue (fixed) recognized in P&L over the estimated period in which the customer stays in the plant.

b)      Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in P&L to the extent that services are provided to customers. Includes the amounts of the agreement the Company entered into for the industrial use of its mobile network by another SMP carrier in Regions I, II and III of the General Authorization Plan (PGA), which is intended solely to the rendering of SMP services by the carrier to its users.

c)      Refers to net balance of the residual value from disposal of non-strategic towers and rooftops, to be transferred to P&L upon compliance of conditions for recognition in books.

d)      Refers to government grant deriving from funds raised with BNDES in a specific credit line, used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

e)      Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

f)       Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

20. OTHER LIABILITIES

	Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Third-party retained amounts	135,643	231,784	137,230	236,510
Amounts refundable to subscribers	44,669	52,418	48,866	56,746
Obligations with related parties	326,362	257,519	102,441	105,164
License renewal charges	234,943	154,211	234,943	154,211
Other liabilities	49,301	50,916	78,694	56,275
Total	790,918	746,848	602,174	608,906

Current	561,903	602,195	425,301	487,994
Noncurrent	229,015	144,653	176,873	120,912

21. EQUITY

a) Capital

Paid-in capital at September 30, 2014 and December 31, 2013 amounted to R$ 37,798,110. Subscribed and paid-in capital is divided into shares without par value, held as follows:

	Common shares		Preferred shares		Overall total
Shareholder	Number	%	Number	%	Number	% including treasury stock	% except for treasury stock

Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.52%	330,567,016	29.37%	29.43%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%	24.73%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%	19.73%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%	0.06%
Total group companies	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%	73.96%
Other shareholders	31,208,300	8.18%	261,308,985	35.12%	292,517,285	25.99%	26.04%
Total outstanding shares	381,335,671	99.93%	741,933,573	99.72%	1,123,269,244	99.79%	100.00%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%	0.00%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%	100.00%

Book value per outstanding share (R$)
At September 30, 2014					39.78
December 31, 2013					38.19

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit.  However, the Brazilian Corporation Law – Law No. 6404/76, article 166, IV – establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached (Note 34).

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, except for cases set forth in articles 9 and 10 of the bylaws, but have priority in the reimbursement of capital, without premium, and are entitled to dividend 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and item II, paragraph 1, article 17, of Law No. 6404/76.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Preferred shares will also have the right to vote if the Company fails to pay minimum dividend to which they are entitled, for three consecutive financial years. Such right shall be kept until payment of said dividend.

b) Premium paid on acquisition of interest from non-controlling shareholders

In accordance with the accounting practices adopted in Brazil previously to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their carrying amount, generated by the difference between the carrying amount of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013)/CPC 35 and CPC 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders was adjusted based on the Company’s equity. The balance of this account at September 30, 2014 and December 31, 2013 was R$70,448.

c) Capital reserves

Special goodwill reserve

This represents the tax benefit generated by the merger of Telefónica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder after tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at September 30, 2014 and December 31, 2013 was R$63,074.

Other capital reserves

Other capital reserves are issue or capitalization in excess, in relation to the basic share value at the issue date. The balance of this account at September 30, 2014 and December 31, 2013 was R$2,735,930.

Treasury stock

These represent the Company’s treasury stock arising from: i) merger of TDBH (in 2006); ii) merger of Vivo Part. shares (in 2011), and iii) repurchase of common and preferred shares. At September 30, 2014 and December 31, 2013, balance in this account amounted to R$ 112,107.

d) Income reserves

Legal reserve

This legal reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at September 30, 2014 and December 31, 2013 was R$1,285,797.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Tax incentive reserve

This reserve refers to the a 75% income tax reduction benefit to be applied on Profit from Tax Incentive Operations (PTIO) in the following areas: North of Minas Gerais State, Vale do Jequitinhonha and the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima.

Pursuant to article 195-A of Law No. 6404/76, the portion of profit subject to the incentive was also excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at September 30, 2014 and December 31, 2013 was R$1,699.

e) Dividend and interest on equity

On February 25, 2014, the Company's Board of Directors approved the allocation of interim dividend amounting to R$1,043,000, based on income recorded in the balance sheet of the 4Q2013, equivalent to R$ 0.871008413012 per common share, and R$ 0.958109254313 per preferred share, to common and preferred shareholders enrolled with the Company through the end of March 10, 2014. Payment of this dividend started on March 27, 2014.

On April 23, 2014, the Annual General Meeting approved the allocation of additional proposed dividend in 2013, not yet paid, amounting to R$ 132,538, equivalent to R$ 0.110682844154 per common share and R$ 0.121751128569 per preferred share, to common and preferred shareholders registered at the end of the AGM day.

On July 18, 2014, the Company’s Board of Directors approved the allocation of interest on equity amounting to R$298,000, gross, based on income in the balance sheet at March 31, 2014, equivalent to R$0.248859546574 per common share and R$0.273745501232 per preferred share, corresponding to an amount net of withholding income tax of R$253,300, equivalent to R$0.211530614588 per common share and R$0.232683676048 per preferred share, which will be included in the mandatory minimum dividend of 2014. Payment of this IOE is expected to start until the end of 2015, on a date to be defined by the Executive Board, and individually credited to the shareholders, in light of the shareholding position contained in the Company’s records at the end of July 31, 2014.

On August 18, 2014, the Company’s Board of Directors approved the allocation of IOE amounting to R$299,385, gross, based on income in the balance sheet at June 30, 2014, equivalent to R$0.250016158897 per common share and R$0.275017774786 per preferred share, corresponding to an amount net of withholding income tax of R$254,477, equivalent to R$0.212513735063 per common share and  R$0.233765108568 per preferred share, which will be included in the mandatory minimum dividend of 2014. Payment of this IOE is expected to start until the end of 2015, on a date to be defined by the Executive Board, and individually credited to the shareholders, in light of the shareholding position contained in the Company’s records at the end of August 29, 2014.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

On September 19, 2014, the Company’s Board of Directors approved the allocation of IOE amounting to R$250,167, gross, based on income in the balance sheet at June 30, 2014, equivalent to R$0.208914248952 per common share and R$0.229805673848 per preferred share, corresponding to an amount net of withholding income tax of R$212.642, equivalent to R$0.177577111610 per common share and R$0.195334822771 per preferred share, which will be included in the mandatory minimum dividend of 2014. Payment of this IOE is expected to start until the end of 2015, on a date to be defined by the Executive Board, and individually credited to the shareholders, in light of the shareholding position contained in the Company’s records at the end of September 30, 2014.

Pursuant to article 287, item II “a” of Law No. 6404, of December 15,  1976, dividend and IOE not claimed by shareholders expire in three years as from the initial payment date. The Company reverses the expired amount of dividend and IOE to equity upon expiry.

f) Other comprehensive income

•      Financial instruments available for sale: This refers to variations in fair value of financial assets available for sale. At September 30, 2014, the balance was (R$6,076) (R$2,658 at December 31, 2013).

•      Derivative transactions: Derivative transactions refer to the effective part of cash flow hedges until balance sheet date. At September 30, 2014, the balance was R$37,909  (R$6,610  at December 31, 2013).

•      Currency translation difference of investments abroad: This refers to currency translation differences arising from the conversion of financial statements of Aliança (jointly controlled entity). At September 30, 2014, the balance was R$9,372  (R$12,897  at December 31, 2013).

Changes in other comprehensive income are as follows:

	Company/Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation difference of investments abroad	Total
Balances at 12.31.2013	(2,658)	6,610	12,897	16,849
Foreign exchange variation	(3,418)	-	-	(3,418)
Futures contracts	-	31,299	-	31,299
Financial assets available for sale – losses	-	-	(3,525)	(3,525)
Balances at 09.30.2014	(6,076)	37,909	9,372	41,205

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

22. NET OPERATING REVENUE

	Company
	Three-month period ended		Nine-month period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Telephony services	6,469,162	6,659,826	19,501,945	12,133,493
Network use	666,568	907,590	2,108,758	1,580,852
Data and SVAs	4,178,901	3,683,581	12,132,503	6,402,514
TV services	176,358	141,842	500,186	141,842
Other services	243,351	287,277	729,911	649,686
Sale of goods and devices	748,724	729,926	2,304,524	729,926
Gross operating income	12,483,064	12,410,042	37,277,827	21,638,313

Taxes	(3,032,999)	(2,958,232)	(8,956,930)	(4,972,423)
Discounts and returns	(1,259,375)	(1,173,373)	(3,811,915)	(2,103,102)
Deductions from gross operating income	(4,292,374)	(4,131,605)	(12,768,845)	(7,075,525)

Net operating income	8,190,690	8,278,437	24,508,982	14,562,788

	Consolidated
	Three-month period ended		Nine-month period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Telephony services	6,469,149	6,656,056	19,501,906	19,706,466
Network use	666,568	908,478	2,108,758	2,892,665
Data and SVAs	4,667,324	4,086,049	13,529,269	11,945,587
TV services	176,358	141,842	500,186	435,674
Other services	305,013	347,714	909,232	997,067
Sale of goods and devices	825,773	783,077	2,491,247	2,572,695
Gross operating income	13,110,185	12,923,216	39,040,598	38,550,154

Taxes	(3,125,554)	(3,127,916)	(9,269,680)	(9,378,554)
Discounts and returns	(1,260,716)	(1,177,094)	(3,818,479)	(3,506,405)
Deductions from gross operating income	(4,386,270)	(4,305,010)	(13,088,159)	(12,884,959)

Net operating income	8,723,915	8,618,206	25,952,439	25,665,195

(a) The consolidated amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the nine-month periods ended September 30, 2014 and 2013 were R$112,801  and R$51,151, respectively (Note 23).

No customer contributed with more than 10% of gross operating revenue for the nine-month periods ended September 30, 2014 and 2013.

All amounts in net income are included in income and social contribution tax bases.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

23. OPERATING COSTS AND EXPENSES

	Company
	Three-month period ended
	09.30.14				09.30.13
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total
Personnel	(114,806)	(387,233)	(121,379)	(623,418)	(119,557)	(346,445)	(146,277)	(612,279)
Materials	(10,644)	(12,182)	(473)	(23,299)	(7,327)	(7,453)	(1,636)	(16,416)
Third-party services	(831,659)	(1,429,137)	(188,964)	(2,449,760)	(794,297)	(1,417,153)	(180,929)	(2,392,379)
Interconnection and network use	(788,176)	-	-	(788,176)	(1,004,231)	-	-	(1,004,231)
Publicity and advertising	-	(251,182)	-	(251,182)	-	(220,361)	-	(220,361)
Rent, insurance, condominium and connection means	(401,669)	(34,400)	(43,986)	(480,055)	(374,529)	(31,362)	(51,680)	(457,571)
Taxes, charges and contributions	(409,764)	(647)	(30,488)	(440,899)	(404,661)	(698)	(36,776)	(442,135)
Estimated impairment losses of trade accounts receivable	-	(216,461)	-	(216,461)	-	(158,654)	-	(158,654)
Depreciation and amortization	(1,011,006)	(215,258)	(78,236)	(1,304,500)	(1,052,723)	(204,541)	(107,218)	(1,364,482)
Cost of goods sold	(466,319)	-	-	(466,319)	(468,184)	-	-	(468,184)
Other operating costs and expenses	(7,857)	(40,896)	(877)	(49,630)	(8,217)	(26,747)	(16,433)	(51,397)
Total	(4,041,900)	(2,587,396)	(464,403)	(7,093,699)	(4,233,726)	(2,413,414)	(540,949)	(7,188,089)

	Company
	Nine-month period ended
	09.30.14				09.30.13
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total
Personnel	(337,709)	(1,143,920)	(347,647)	(1,829,276)	(250,291)	(547,795)	(283,919)	(1,082,005)
Materials	(32,632)	(37,062)	(1,445)	(71,139)	(28,087)	(7,941)	(2,547)	(38,575)
Third-party services	(2,476,162)	(4,244,167)	(557,540)	(7,277,869)	(1,672,055)	(2,291,779)	(315,409)	(4,279,243)
Interconnection and network use	(2,451,373)	-	-	(2,451,373)	(2,660,251)	-	-	(2,660,251)
Publicity and advertising	-	(695,704)	-	(695,704)	-	(272,912)	-	(272,912)
Rent, insurance, condominium and connection means	(1,138,710)	(95,833)	(138,903)	(1,373,446)	(584,338)	(36,732)	(72,094)	(693,164)
Taxes, charges and contributions	(1,267,209)	(2,007)	(78,872)	(1,348,088)	(519,700)	(4,804)	(37,054)	(561,558)
Estimated impairment losses of trade accounts receivable	-	(613,146)	-	(613,146)	-	(313,128)	-	(313,128)
Depreciation and amortization	(2,989,893)	(683,344)	(253,459)	(3,926,696)	(2,131,525)	(444,452)	(133,601)	(2,709,578)
Cost of goods sold	(1,412,004)	-	-	(1,412,004)	(468,184)	-	-	(468,184)
Other operating costs and expenses	(17,969)	(110,130)	(15,698)	(143,797)	(8,625)	(36,257)	(19,821)	(64,703)
Total	(12,123,661)	(7,625,313)	(1,393,564)	(21,142,538)	(8,323,056)	(3,955,800)	(864,445)	(13,143,301)

	Consolidated
	Three-month period ended
	09.30.14				09.30.13
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total
Personnel	(120,106)	(387,827)	(121,962)	(629,895)	(125,281)	(346,566)	(146,823)	(618,670)
Materials	(11,132)	(12,182)	(474)	(23,788)	(10,091)	(7,453)	(1,637)	(19,181)
Third-party services	(1,004,031)	(1,435,151)	(194,112)	(2,633,294)	(961,345)	(1,440,636)	(185,907)	(2,587,888)
Interconnection and network use	(798,536)	-	-	(798,536)	(1,021,689)	-	-	(1,021,689)
Publicity and advertising	-	(251,182)	-	(251,182)	-	(220,360)	-	(220,360)
Rent, insurance, condominium and connection means (a)	(403,522)	(34,400)	(43,983)	(481,905)	(357,574)	(31,361)	(51,657)	(440,592)
Taxes, charges and contributions	(414,799)	(647)	(31,116)	(446,562)	(411,100)	(697)	(36,840)	(448,637)
Estimated impairment losses of trade accounts receivable	-	(230,562)	-	(230,562)	-	(167,239)	-	(167,239)
Depreciation and amortization	(1,017,019)	(215,258)	(78,287)	(1,310,564)	(1,057,088)	(204,541)	(107,224)	(1,368,853)
Cost of goods sold	(516,617)	-	-	(516,617)	(508,080)	-	-	(508,080)
Other operating costs and expenses	(7,862)	(41,063)	(881)	(49,806)	(8,220)	(26,769)	(16,434)	(51,423)
Total	(4,293,624)	(2,608,272)	(470,815)	(7,372,711)	(4,460,468)	(2,445,622)	(546,522)	(7,452,612)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

	Consolidated
	Nine-month period ended
	09.30.14				09.30.13
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total
Personnel	(351,598)	(1,147,862)	(349,496)	(1,848,956)	(373,950)	(1,004,164)	(501,438)	(1,879,552)
Materials	(34,622)	(37,062)	(1,446)	(73,130)	(35,035)	(33,252)	(5,848)	(74,135)
Third-party services	(2,995,629)	(4,253,888)	(575,600)	(7,825,117)	(2,725,067)	(3,987,917)	(618,833)	(7,331,817)
Interconnection and network use	(2,451,486)	-	-	(2,451,486)	(2,909,655)	-	-	(2,909,655)
Publicity and advertising	-	(695,704)	-	(695,704)	-	(592,394)	-	(592,394)
Rent, insurance, condominium and connection means (a)	(1,143,338)	(95,833)	(138,913)	(1,378,084)	(1,066,278)	(94,890)	(136,668)	(1,297,836)
Taxes, charges and contributions	(1,282,466)	(2,007)	(79,574)	(1,364,047)	(1,300,213)	(6,251)	(40,302)	(1,346,766)
Estimated impairment losses of trade accounts receivable	-	(658,832)	-	(658,832)	-	(569,342)	-	(569,342)
Depreciation and amortization	(3,006,004)	(683,344)	(253,606)	(3,942,954)	(3,211,226)	(630,363)	(372,553)	(4,214,142)
Cost of goods sold	(1,522,855)	-	-	(1,522,855)	(1,590,711)	-	-	(1,590,711)
Other operating costs and expenses	(18,039)	(110,752)	(15,702)	(144,493)	(28,425)	(83,297)	(32,542)	(144,264)
Total	(12,806,037)	(7,685,284)	(1,414,337)	(21,905,658)	(13,240,560)	(7,001,870)	(1,708,184)	(21,950,614)

(a) The consolidated amounts referring to infrastructure-related swap  contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the nine-month periods ended September 30, 2014 and 2013 were R$112,801 and R$51,151, respectively (Note 22).

24. OTHER OPERATING INCOME (EXPENSES)

	Company
	Three-month period ended		Nine-month period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Recovered fines and expenses	99,890	76,275	283,195	148,628
Provision for disposal of assets, labor, tax and civil contingencies, net	(184,778)	(206,001)	(588,554)	(466,611)
Net income (loss) upon asset disposal / loss	(11,097)	(8,306)	(25,663)	51,111
Other income (expenses)	(27,993)	(10,281)	(33,169)	(7,463)
Total	(123,978)	(148,313)	(364,191)	(274,335)

Other operating income	122,890	85,053	347,722	237,183
Other operating expenses	(246,868)	(233,366)	(711,913)	(511,518)
Total	(123,978)	(148,313)	(364,191)	(274,335)

	Consolidated
	Three-month period ended		Nine-month period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Recovered fines and expenses	104,417	76,656	310,670	251,236
Provision for disposal of assets, labor, tax and civil contingencies, net	(185,111)	(211,132)	(589,925)	(577,344)
Net income (loss) upon asset disposal / loss (a)	(5,190)	(10,939)	(20,632)	118,584
Other income (expenses)	(28,326)	(7,775)	(33,991)	(16,826)
Total	(114,210)	(153,190)	(333,878)	(224,350)

Other operating income	127,417	83,892	375,279	430,817
Other operating expenses	(241,627)	(237,082)	(709,157)	(655,167)
Total	(114,210)	(153,190)	(333,878)	(224,350)

(a)  The consolidated amounts of the first nine months of 2013 include R$40,831 from disposal of 93 non-strategic transmission towers. After the assets were sold, the Company leased back part of the towers disposed of to continue the data transmission required for its mobile telephone services.

This transaction was considered a sale and leaseback transaction, as under IAS 17. Leaseback of each asset sold was analyzed by management and classified as operating or finance lease, considering the qualitative and quantitative requirements set forth in IAS 17. The risks and rewards of such towers were transferred to the buyers.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

25. FINANCIAL INCOME (EXPENSES), NET

	Company
	Three-month period ended		Nine-month period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Financial income
Short-term investment yield	136,888	179,689	395,984	299,990
Gains on derivative transactions	223,559	181,817	431,602	227,645
Interest income	39,548	28,332	101,263	72,425
Monetary/foreign exchange gains	75,802	160,245	341,037	203,915
Other financial income	27,677	43,563	84,101	52,747
	503,474	593,646	1,353,987	856,722

Financial expenses
Interest expenses	(211,359)	(215,718)	(614,650)	(430,178)
Losses on derivative transactions	(101,624)	(184,646)	(425,343)	(212,134)
Monetary/foreign exchange losses	(245,376)	(180,522)	(474,460)	(287,361)
PIS/COFINS on interest on equity (IOE) received	-	-	-	(20,073)
Other financial expenses	(56,446)	(60,141)	(192,096)	(80,783)
	(614,805)	(641,027)	(1,706,549)	(1,030,529)

Financial income (expenses), net	(111,331)	(47,381)	(352,562)	(173,807)

	Consolidated
	Three-month period ended		Six-month period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Financial income
Short-term investment yield	166,723	180,432	456,219	431,966
Gains on derivative transactions	223,559	181,818	431,602	378,459
Interest income	39,791	28,652	101,263	157,555
Monetary/foreign exchange gains	76,761	160,743	342,828	269,146
Other financial income	33,170	49,040	100,616	112,555
	540,004	600,685	1,432,528	1,349,681

Financial expenses
Interest expenses	(211,734)	(227,475)	(615,834)	(589,351)
Losses on derivative transactions	(101,624)	(184,646)	(425,343)	(292,442)
Monetary / foreign exchange losses	(246,273)	(180,637)	(475,361)	(452,330)
PIS/COFINS on interest on equity (IOE) received	-	-	-	(20,073)
Other financial expenses	(56,765)	(48,882)	(192,760)	(126,503)
	(616,396)	(641,640)	(1,709,298)	(1,480,699)

Financial income (expenses), net	(76,392)	(40,955)	(276,770)	(131,018)

26. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the tax-special or tax-reduction trial balance. Taxes calculated on profit until the month of the financial statements are recorded in liabilities or assets, as applicable.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Reconciliation of tax expense to statutory tax rates

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below.

	Company
	Three-month period ended		Nine-month period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Income before taxes	1,064,082	924,681	3,175,444	2,802,688
Income and social contribution tax expenses – at 34%	(361,788)	(314,392)	(1,079,651)	(952,914)
Permanent and temporary differences
Equity pickup, net of interest on equity received effects	68,816	10,210	178,756	548,877
Dividends expired	-	-	(3,722)	(3,490)
Non-deductible expenses, gifts and bonuses	(33,376)	(24,889)	(90,506)	(26,329)
Deferred tax adjustments – Law No. 12973/14 (a)	-	-	1,195,989	-
Tax benefit related to interest on equity allocated	288,168	149,600	288,168	149,600
Other (additions) exclusions	(3,577)	14,989	11,270	(33,803)
Tax expense	(41,757)	(164,482)	500,304	(318,059)

Effective rate	3.9%	17.8%	-15.8%	11.3%
Current income and social contribution taxes	77,073	151,072	(532,956)	(2,505)
Deferred income and social contribution taxes	(118,830)	(315,554)	1,033,260	(315,554)

	Consolidated
	Three-month period ended		Nine-month period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Income before taxes	1,165,645	968,720	3,442,635	3,354,423
Income and social contribution tax expenses – at 34%	(396,319)	(329,365)	(1,170,496)	(1,140,504)
Permanent and temporary differences
Equity pickup, net of interest on equity received effects	1,715	(928)	2,211	(1,629)
Dividends expired	-	-	(3,722)	(3,490)
Temporary differences of subsidiaries	-	34	-	-
Non-deductible expenses, gifts and bonuses	(34,033)	(24,887)	(91,180)	(93,735)
Deferred taxes recognized in subsidiaries on income and social contribution tax losses and temporary differences referring to prior years	-	(17,550)	-	238,262
Deferred taxes not recognized in subsidiaries on income and social contribution tax losses	-	(654)	-	(24,949)
Deferred tax adjustments – Law No. 12973/14 (a)	-	-	1,195,989	-
Tax benefit related to interest on equity allocated	288,168	149,600	288,168	149,600
Other (additions) exclusions	(2,851)	15,229	12,143	6,651
Tax expense	(143,320)	(208,521)	233,113	(869,794)

Effective rate	12.3%	21.5%	-6.8%	25.9%
Current income and social contribution taxes	16,294	(32,855)	(729,158)	(549,132)
Deferred income and social contribution taxes	(159,614)	(175,666)	962,271	(320,662)

(a)  After enactment of Law No. 12973 (former Provisional Executive Order No. 627/13), issued on May 14, 2014, the Company reviewed the tax bases of certain intangible assets arising from business combinations, representing a positive net effect on P&L on deferred income and social contribution taxes amounting to R$1,195,989.

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 6.2.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

27. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the periods. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent in the potential issue of shares.

The Company’s earnings per share were calculated as follows:

	Company
	Three-month period ended		Nine-month period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Net income for the year attributed to the Company shareholders:	1,022,325	760,199	3,675,748	2,484,629
Common shares	325,562	242,088	1,170,553	791,238
Preferred shares	696,763	518,111	2,505,195	1,693,391

Number of shares:	1,123,269	1,123,269	1,123,269	1,123,269
Weighted average number of outstanding common shares for the year	381,335	381,335	381,335	381,335
Weighted average number of outstanding preferred shares for the year	741,934	741,934	741,934	741,934

Basic and diluted earnings (loss) per share:
Common shares	0.85	0.63	3.07	2.07
Preferred shares	0.94	0.70	3.38	2.28

28. RELATED-PARTY BALANCES AND TRANSACTIONS

28.a) Terms and conditions of related-party transactions

a)  Fixed and mobile telephone services provided by companies of Telefónica Group;

b) Expenses incurred are charged to the Company by Media Networks Latino América and Telefónica Del Peru;

c) Digital TV services provided by Media Networks Latino América;

d) Lease and maintenance of safety equipment provided by Telefónica Engenharia e Segurança do Brasil;

e) Corporate services passed through at the cost effectively incurred on those services;

f) Systems development and maintenance services provided by Telefónica Global Technology;

g) International transmission infrastructure for a number of data circuit and roaming services provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

h) Administrative management services (financial, equity, accounting and human resources services) provided by Telefónica Serviços Empresariais do Brasil;

i) Logistics and courier services provided by Telefónica Transportes e Logística;

j) Voice portal content provider services rendered by Terra Networks Brazil;

k) Data communications and integrated solution services provided by Telefónica International Wholesale Services Spain and Telefónica USA;

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

l) Long-distance calls and international roaming services provided by companies of Telefónica Group;

m) Refund of expenses from advisory service fees, expenses with salaries and other expenses paid by the Company to be refunded by companies of the Telefónica Group;

n)  Assignment of rights to use the brand paid to Telefónica;

o) Stock option plan to employees of Telefónica and TData linked to the acquisition of Telefónica S.A. shares;

p) Reimbursement of expenses relating to digital business for Telefónica International; and

q) Lease of buildings where Telefónica Serviços Empresariais do Brasil and Telefónica Transportes e Logística are based;

For the transactions above, the prices adopted and other sales conditions are agreed between the parties.

A summary of significant related-party transactions and balances is as follows:

		Balance Sheet - Assets
		09.30.14			12.31.13
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
Company	Transaction nature	Trade accounts receivable, net	Other assets	Other assets	Trade accounts receivable, net	Other assets	Other assets
Controlling entities
SP Telecomunicações Participações	m)	1,434	10,981	4,066	28	183	6,717
Telefónica Internacional	m)	-	-	57,793	-	154	38,386
Telefónica	m) / o)	52	10	-	-	1,361	179
		1,486	10,991	61,859	28	1,698	45,282
Other group companies
Telefónica Usa	k)	2,909	-	-	2,612	-	-
Telefónica Chile	l)	1,997	1,074	-	-	4,808	-
Telefónica de España	l)	-	-	-	230	-	-
Telefónica Peru	b) / l)	-	-	-	1,573	-	-
Telefônica Engenharia de Segurança do Brasil	a) / e) / m)	1,205	34	350	1,320	1,903	472
Telefónica International Wholesale Services Brasil	a) / e) / m)	5,956	39	76	6,966	139	344
Telefónica International Wholesale Services Espanha	k)	45,648	-	-	48,267	-	-
Telefónica Moviles España	l)	8,350	-	-	6,335	-	-
Telefônica Serviços Empresariais do Brasil	a) / e) / m) / q)	18,941	56	1,421	2,579	15,284	2,837
Telefônica Transportes e Logistica	a) / e) / m) / q)	560	12	66	530	146	64
Terra Networks Brasil	a) / e) / m)	11,259	42	18	2,561	5,682	106
Others	a) / e) / l) / m)	40,631	945	13,638	25,352	5,372	13,611
		137,456	2,202	15,569	98,325	33,334	17,434
Total		138,942	13,193	77,428	98,353	35,032	62,716

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

		Balance Sheet - Liabilities
		09.30.14			12.31.13
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Companies	Transaction nature	Trade accounts payable and other payables	Oher liabilities	Other liabilities	Suppliers and trade accounts payable	Other liabilities	Other liabilities
Controlling entities
SP Telecomunicações Participações	e) / m)	3,724	1,941	5,553	50,120	-	6,483
Telefónica Internacional	m) / p)	75,435	-	-	214,523	-	-
Telefónica	n)	4,078	89,133	2,141	1,772	84,754	2,035
		83,237	91,074	7,694	266,415	84,754	8,518
Other group companies
Telefónica Usa	g)	65	-	127	716	31	121
Telefónica de España	l)	-	-	-	441	-	-
Telefônica Engenharia de Segurança do Brasil	d)	2,238	-	8	3,550	-	8
Telefónica International Wholesale Services Brasil	g)	55,566	1,301	378	75,485	-	391
Telefónica International Wholesale Services Espanha	g) / l)	50,938	-	-	17,842	9,986	-
Telefónica Moviles España	l)	6,744	-	-	5,468	-	-
Telefônica Serviços Empresariais do Brasil	h) / m)	14,550	-	552	11,701	36	-
Telefônica Transportes e Logistica	i)	23,671	-	259	25,163	1	270
Terra Networks Brasil	j)	2,062	-	266	883	-	266
Others	c) / f) / l)	91,289	168	614	49,281	146	636
		247,123	1,469	2,204	190,530	10,200	1,692
Total		330,360	92,543	9,898	456,945	94,954	10,210

		Income statements - Revenues (Costs and Expenses)
		Nine-month period ended
		09.30.14		09.30.13
Companies	Transaction nature	Income	Costs and expenses	Income	Costs and expenses
Controlling entities
SP Telecomunicações Participações	e) / m)	-	(17,866)	-	(34,238)
Telefónica Internacional	m) / p)	537	69,358	1,017	(85,097)
Telefónica	m) / n)	7,617	(257,638)	2,062	(225,861)
		8,154	(206,146)	3,079	(345,196)
Other group companies
Telefónica Usa	g) / k)	2,507	(805)	5,234	-
Telefónica Chile	l)	-	(107)	855	-
Telefónica de España	l)	-	(77)	890	(1,372)
Telefónica Del Peru	b) / l)	(67)	18	81	(84)
Telefônica Engenharia de Segurança do Brasil	a) / d) / e) / m)	1,706	(6,102)	1,839	(6,754)
Telefónica International Wholesale Services Brasil	a) / e) / g) / m)	9,216	(145,774)	6,176	(144,983)
Telefónica International Wholesale Services Espanha	g) / k) / l)	43,219	(39,057)	33,873	(21,215)
Telefónica Moviles España	l)	3,039	(3,087)	2,312	(2,736)
Telefônica Serviços Empresariais do Brasil	a) / e) / h) / m) / q)	2,920	(50,279)	4,033	(62,837)
Telefônica Transportes e Logistica	a) / e) / i) / m) / q)	223	(59,258)	792	(62,339)
Terra Networks Brasil	a) / e) / j) / m)	3,484	1,800	2,740	(1,742)
Others	a) /b) / c) / e) / f) / l) / m)	15,376	(64,963)	9,604	(34,896)
		81,623	(367,691)	68,429	(338,958)
Total		89,777	(573,837)	71,508	(684,154)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

28.b) Key management personnel compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the nine-month periods ended September 30, 2014 and 2013 amounted to approximately R$16,745  and R$24,829, respectively. Of this amount, R$12,747  (R$22,082  at September 30, 2013) corresponds to salaries, benefits and social charges and R$3,998  (R$2,747  at September 30, 2013) to variable compensation.

These amounts were carried as personnel expenses, according to the function in the groups of Costs of Services Rendered, Selling Expenses and G&A Expenses (Note 23).

For the nine-month periods ended September 30, 2014 and 2013, our Directors and Officers did not receive any pension, retirement pension or other similar benefits.

29. INSURANCE

The policy of the Company and its subsidiary, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. Risk assumptions adopted, given their nature, are not included in the financial statements audit scope and, as a result, were not reviewed by our independent auditor.

At September 30, 2014, maximum limits of claims (established pursuant the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$679,810 for operational risks (with loss of profit) and R$55,062 for general civil liability.

30. SHARE-BASED PAYMENT PLAN

The Company's controlling shareholder, Telefónica S.A., has different share-based payment plans, which were also offered to management and employees of its subsidiaries, among which, Telefónica Brasil and TData.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Significant plans effective as of September 30, 2014 and December 31, 2013 are detailed below:

a)    Share incentive plan of Telefónica S.A.: “Performance Share Plan” or “PSP”

The Special and General Shareholders’ Meeting of Telefónica S.A., held on June 21, 2006, approved adoption of a long-term incentive plan to executives of Telefónica S.A. and its subsidiaries, which consists of granting them, after fulfillment of the requirements set forth in the plan, with a given number of shares of Telefónica S.A., as variable compensation.

Initially, the plan is expected to remain effective for seven years. The plan is divided into five cycles, of three years each, each starting on July 1 (“Start Date”) and ending on June 30 of the third year following the Start Date (“End Date”). At the beginning of each cycle, the number of shares to be granted to plan beneficiaries will be determined based on fulfillment of objectives set. Shares will be granted, as the case may be, after the End Date of each cycle. Cycles are independent, with the first one starting on July 1, 2006 (with shares granted on July 1, 2009), and the fifth cycle, on July 1, 2010 (with shares granted, as the case may be, as from July 1, 2013).

Granting of shares is conditional upon:

•      Beneficiaries staying with the company for the three years of each cycle, subject to certain special conditions in relation to terminations.

•      The actual number of shares granted at the end of each cycle will depend on the level of success and maximum number of shares granted to each executive. The level of success is based on the comparison of the evolution of shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. Each employee enrolled with the plan is granted, at the beginning of each cycle, a maximum number of shares, and the actual number of shares granted at the end of the cycle is calculated by multiplying this number by the maximum level of success on the date. This will be 100% if the evolution of Telefónica's TSR is equal to or greater than the third quartile of the Comparison Group, and 30% if this evolution is equal to the median. If the evolution is maintained between the two values, a linear interpolation will be made, and, if below the median, nothing will be granted.

At June 30, 2013, the fifth cycle (5th cycle – July 1, 2010) of this incentive plan ended. Due to a failure to reach TSR limits, the shares were not distributed to the executives.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

b)    Performance & Investment Plan (PIP)

The Special and General Shareholders' Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them with Telefónica S.A. shares.

Participants of the plan need not pay for the shares initially granted to them and may increase the number of shares to be possible received by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A.. On participant’s co-investment, Telefónica S.A. will increase initial shares by 25%.

Initially, the plan is expected to remain effective for three years. The cycle began on July 1, 2011 and was effective to July 30, 2014. The number of shares is reported at the beginning of the cycle and, after three years from grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:

•      maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date;

•      achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan: the level of success is based on the comparison of the evolution or shareholder compensation, obtained through (TSR) to the evolution of the TSRs of the previously defined Comparison Group companies:

➢  100% are granted if the TSR of Telefónica S.A. exceeds the TSR of companies representing 75% of capitalization on the Comparison Group stock exchange.

➢  30% are granted if the TSR of Telefónica S.A is equivalent to the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

➢  determined by linear interpolation if the TSR of Telefónica S.A. ranges from 50% to 75% of the capitalization of the Comparison Group stock exchange.

➢  No shares are granted if the TSR of Telefónica S.A. is below the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

Due to a failure to reach TSR limits for the first cycle as of July 1, 2011, the shares were not distributed to the executives.

The maximum number of outstanding shares attributed to cycles at September 30, 2014 is as follows:

Cycles	Number of shares	Unit value in Euros	End date
2nd cycle: July 1, 2012	672,675	8.28	June 30, 2015
3rd cycle: July 1, 2013	477,010	10.39	June 30, 2016

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

c)    Global share incentive plan of Telefónica S.A.: “Global Employee Share Plan” or “GESP”

The General Shareholders’ Meeting of Telefónica S.A. held on May 18, 2011, approved the a share option incentive plan of Telefónica S.A. for Telefónica Group’s employees, on a global level, including employees of Telefónica Brasil and its subsidiary. Through this plan, they are offered the possibility of acquiring shares of Telefónica S.A., which agrees to freely grant participants with a certain number of its shares, whenever certain requirements are fulfilled.

Initially, the plan is expected to remain effective for two years. Employees enrolled with the plan could acquire Telefónica S.A. shares through monthly contributions of up to 100 Euros (or equivalent in local currency), with maximum of 1,200 Euros over twelve months (vesting period). Shares will be granted, as the case may be, after the vesting period, beginning December 1, 2014, and is conditional upon:

•      Beneficiaries staying with the company for the two years of the program (vesting period), subject to certain special conditions in relation to terminations.

•      The exact number of shares to be granted at the end of the vesting period will rely upon the number of shares acquired and held by employees. Thus, employees enrolled with the plan, continuing with the Group, and who have held the shares acquired for additional twelve months after the vesting period, are entitled to receive one free share for each share they have acquired and held through the end of the vesting period.

The vesting period started in November 2012 and the total number of employees of Telefónica Brasil and its subsidiary enrolled with the plan totaled 1,839.

Personnel expenses referring to share-based payment plans recorded by the Company and its subsidiary are as follows:

	Nine-month periods ended
Plans	09.30.14	09.30.13
PSP	-	653
PIP	6,778	9,111
GESP	1,776	1,689
Total	8,554	11,453

31. POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type (1)	Company	Sponsor
PBS-A	DB	Sistel	Telefônica Brasil, jointly with other telecoms originated from the privatization of Telebrás
PAMA / PCE	Health care	Sistel	Telefônica Brasil, jointly with other telecoms originated from the privatization of Telebrás
CTB	DB	Telefônica Brasil	Telefônica Brasil
PBS	DB/Hybrid	VisãoPrev	Telefônica Brasil
PREV	Hybrid	VisãoPrev (2)	Telefônica Brasil
VISÃO	DB/Hybrid	VisãoPrev	Telefônica Brasil and Telefonica Data

(1) DB = Defined benefit plan;
DC = Defined Contribution Plan;
Hybrid = Plan that offers both BD and CD-type benefits.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

The Company, together with other companies from former Telebrás System, sponsor private pension plans and post-employment medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB; iv) Telefônica BD (which incorporated plans PBS-Telesp, PBS-Telesp Celular, PBS-TCO and PBS Tele Leste Celular); v) PBS Tele Sudeste Celular; vi) Plano TCP Prev, TCO Prev e CelPrev; and vi) Plano de Benefícios Visão Telefônica e Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The Company individually sponsors defined benefit retirement plans - Plano PBS, managed by Visão Prev. In addition, a multiemployer retirement plan (PBS-A) and health care plan (PAMA) are provided by the Company to retired employees and their dependents (managed by Fundação Sistel, with constituted fund and participants contributions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Plan	%
Telefônica BD	11.57
PBS Tele Sudeste Celular	12.08
PBS Telemig Celular	6.11
PAMA	1.50

For other employees of the Company and its subsidiary, there is an individual defined contribution plan - Visão Benefit Plan, which is managed by Visão Prev Companhia de Previdência Complementar. These plans are funded by contributions made by participants (employees) and by sponsors, which are credited to members’ individual accounts. The Company and its subsidiary are responsible for funding all administrative and maintenance expenses of such plans, including members’ death and disability risks. The contributions made by the Company and its subsidiary to those plans are equal to those of the participants, which range from 2% to 9% of their salaries, and from 0% to 8% of the contribution salary of Vivo Prev participants, based on the percentage chosen by the employee.

Additionally, the Company supplements the retirement benefits of certain employees of the former Companhia Telefônica Brasileira (CTB).

The Company also sponsors the CelPrev. The participant may contribute to the plan in three ways, to wit: (a) normal basic contribution: percentage ranging from 0% to 2% of their participation salary; (b) normal additional contribution: percentage ranging from 0% to 6% of part of their participation salary exceeding 10 Standard Reference Units of the Plan, and (c) volunteer contribution: percentage freely chosen by the participant, and applied on their participation salary. The sponsor may contribute in four ways, to wit: (a) normal basic contribution: contribution equal to the normal basic contribution of the participant, less contribution to fund the health allowance benefit and administrative expenses; (b) normal additional contribution: equal to the normal additional contribution of the participant, less administrative expenses; (c) volunteer contribution: volunteer contribution and with frequency determined by the sponsor, and (d) special contribution: contribution solely to sponsor’s employees not belonging to PBS and who enrolled with the plan 90 days from the day CelPrev became effective.

All revenue and expenses relating to the defined benefit plan and the hybrid benefit plan as well as the employee contributions, cost of current services, interest on the net actuarial liabilities are recognized directly in the Company´s operating income and that of its subsidiary.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Gains and losses relating to defined benefit plans and hybrid benefit plans, in addition to recoverability limitations of surpluses for refund or reduction in future contributions, are immediately recognized in other comprehensive income, causing no impact on the operating income of the Company and its subsidiary.

Consolidated changes in plans that generate surplus and deficit are as follows:

	Consolidated
	Surplus plans	Deficit plans	Total
Balances as of December 31, 2013	17,909	(370,351)	(352,442)
Cost of current service	(1,856)	(67)	(1,923)
Net interest on defined benefit assets/liabilities	1,584	(29,702)	(28,118)
Effects on comprehensive income	2,444	3,964	6,408
Balances as of September 30, 2014	20,081	(396,156)	(376,075)

Consolidated actuarial assets (liabilities) recorded are as follows:

	Consolidated
Plan	09.30.14	12.31.13
CTB	(48,983)	(49,158)
PAMA	(347,173)	(321,193)
PBS	5,671	4,720
VISÃO	7,310	6,674
PREV	7,100	6,515
Net balances of actuarial assets (liabilities)	(376,075)	(352,442)

32. FINANCIAL INSTRUMENTS

The Company and its subsidiary measured their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values. As such, the estimates presented do not necessarily reflect the current market values. The use of different market estimates and/or methodologies may have a material impact on estimated realizable values. At September 30, 2014 and December 31, 2013, the Company detected no significant and prolonged impairment in the recoverable amount of its financial instruments.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Breakdown of consolidated financial assets and liabilities as of September 30, 2014 and December 31, 2013 is as follows:

At September 30, 2014:

	Consolidated
	Fair value			Amortized cost
Financial assets	Measured at fair value through P&L	Coverage	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimates based on other market data	Total carrying amount	Total fair value
Current
Cash and cash equivalents (Note 3)	-	-	-	6,377,342	-	-	6,377,342	6,377,342
Trade accounts receivable, net (Note 4)	-	-	-	6,380,422	-	-	6,380,422	6,380,422
Derivative transactions (Note 32)	12,903	312,140	-	-	-	325,043	325,043	325,043

Noncurrent
Trade accounts receivable, net (Note 4)	-	-	-	296,589	-	-	296,589	296,589
Equity interests (Note 10)	-	-	84,148	-	84,148	-	84,148	84,148
Derivative transactions (Note 32)	43,688	124,089	-	-	-	167,777	167,777	167,777
Total financial assets	56,591	436,229	84,148	13,054,353	84,148	492,820	13,631,321	13,631,321

	Consolidated
Financial liabilities	Measured at fair value through P&L	Amortized cost	Coverage	Level 2 estimates based on other market data	Total carrying amount	Total fair value
Current
Trade accounts payable (Note 14)	-	6,673,948	-	-	6,673,948	6,673,948
Loans, financing and finance lease (Note 16.1)	-	1,783,816	-	-	1,783,816	1,944,399
Debentures (Note 16.2)	-	309,501	-	-	309,501	640,963
Derivative transactions (Note 32)	3,269	-	13,471	16,740	16,740	16,740

Noncurrent
Loans, financing and finance lease (Note 16.1)	-	2,233,493	-	-	2,233,493	1,986,097
Debentures (Note 16.2)	-	4,019,030	-	-	4,019,030	3,671,989
Derivative transactions (Note 32)	-	-	16,747	16,747	16,747	16,747
Total financial liabilities	3,269	15,019,788	30,218	33,487	15,053,275	14,950,883

At December 31, 2013:

	Consolidated
	Fair value			Amortized cost
Financial assets	Measured at fair value through P&L	Coverage	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimates based on other market data	Total carrying amount	Total fair value
Current
Cash and cash equivalents (Note 3)	-	-	-	6,543,936	-	-	6,543,936	6,543,936
Trade accounts receivable, net (Note 4)	-	-	-	5,802,859	-	-	5,802,859	5,802,859
Derivative transactions (Note 32)	893	88,606	-	-	-	89,499	89,499	89,499

Noncurrent
Trade accounts receivable, net (Note 4)	-	-	-	257,086	-	-	257,086	257,086
Equity interests (Note 10)	-	-	86,349	-	86,349	-	86,349	86,349
Derivative transactions (Note 32)	-	329,652	-	-	-	329,652	329,652	329,652
Total financial assets	893	418,258	86,349	12,603,881	86,349	419,151	13,109,381	13,109,381

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

	Consolidated
Financial liabilities	Measured at fair value through P&L	Amortized cost	Coverage	Level 2 estimates based on other market data	Total carrying amount	Total fair value
Current
Trade accounts payable (Note 14)	-	6,914,009	-	-	6,914,009	6,914,009
Loans, financing and finance lease (Note 16.1)	-	1,236,784	-	-	1,236,784	1,417,911
Debêntures (nota 16.2)	-	286,929	-	-	286,929	588,116
Derivative transactions (Note 32)	871	-	43,592	44,463	44,463	44,463

Noncurrent
Loans, financing and finance lease (Note 16.1)	-	3,215,156	-	-	3,215,156	2,923,290
Debentures (Note 16.2)	-	4,014,686	-	-	4,014,686	3,698,203
Derivative transactions (Note 32)	-	-	24,807	24,807	24,807	24,807
Total financial liabilities	871	15,667,564	68,399	69,270	15,736,834	15,610,799

Capital management

Company’s capital management aims to ensure that a strong credit rating  is maintained before institutions, as well as a strong capital relationship, so as to support Company's business and leverage shareholders' value.

The Company manages its capital structure by making adjustments and fitting into current economic conditions. For this purpose, the Company may pay dividend, raise new loans, issue promissory notes and contract derivative transactions. For the nine-month period ended September 30, 2014, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company includes in the net debt structure the following balances: loans, financing, debentures and finance lease (Note 16) operations with derivatives (Note 32), net of cash and cash equivalents (Note 3) and short-term investments as a guarantee of the BNB financing.

Consolidated net indebtedness rates on Company’s equity are as follows:

	Consolidated
	09.30.14	12.31.13
Cash and cash equivalents	6,377,342	6,543,936
Loans, financing, debentures, finance lease and derivative transactions (net of short-term investments in guarantee of debt)	(8,746,326)	(8,343,761)
Net Debt-to-Equity	2,368,984	1,799,825
Equity	44,680,974	42,894,442
Net debt-to-equity ratio	5.30%	4.20%

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Key market risk factors affecting the Company’s business are:

a.    Currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At September 30, 2014, 17.0% (15.9% at December 31, 2013) of the financial debt was denominated in foreign currency. The Company entered into derivative transactions (exchange rate hedge) with financial institutions to hedge against exchange rate variation on its total debt in foreign currency (R$1,417,884  and R$1,394,523  at September 30, 2014 and December 31, 2013, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation for the period.

Hedge transactions were taken out to minimize the currency risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics. However, the Company intends to cover the net balance of these rights and obligations (US$28,498 thousand and €26,707  thousand payable at September 30, 2014 and US$34,500  thousand and €2,490 thousand payable at December 31, 2013) to minimize the related currency risk.

b.    Interest rate and inflation risk

This risk arises from the possibility of the Company incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and derivative short position (exchange rate hedge IPCA and TJLP) taken out at floating interest rates (CDI).

The debt taken out from BNDES is indexed by the TJLP (Long Term Interest Rate) quarterly set by the National Monetary Council, which was kept at 6.0% p.a. from July 2009 to June 2012. From July to December 2012, the TJLP was 5.5% p.a., and reduced to 5.0% p.a. as from January 2013.

The risk of inflation arises from the debentures of 1st Issue - Minas Comunica, indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce exposure to local floating interest rates (CDI), the Company invests cash surplus of R$6,321,227  (R$6,442,015  at December 31, 2013), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The carrying amount of these instruments approximates market value, since they are redeemable within short term.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

c.    Liquidity risk

The liquidity risk consists in the Company’s occasionally not having sufficient funds to meet its commitments, given the different currencies and realization/settlement terms of its rights and obligations.

The Company structures the maturity dates of the non-derivative financial agreements, as shown in note 16, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect their liquidity.

The control over the Company’s liquidity and cash flow is monitored daily by management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks.

d.    Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is diversified and minimized by a strict control of the customer base. The Company constantly monitors the level of accounts receivable of post-paid plans and limits the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

At September 30, 2014 and December 31, 2013, the customer portfolio of the Company had no subscribers whose receivables were individually higher than 1% of total accounts receivable from services.

The Company is also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among first-tier financial institutions, according to credit policy of financial counterparties in force.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Derivatives and risk management policy

All the Company’s derivative financial instruments are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture lease indexed to IPCA (inflation rate) with shorter term, and against the risk of changes in TJLP of a debt with the BNDES. As such, any changes in risk factors generate an opposite effect on the hedged end. Therefore, there are no derivative instruments for speculative purposes and the Company is hedged against currency risk.

The Company keeps internal controls over its derivative instruments which, on management’s opinion, are appropriate to control risks related to each performance strategy in the market. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company determines the effectiveness of the derivative instruments entered into to hedge its financial liabilities at the beginning of the operation and on an ongoing basis (quarterly). At September 30, 2014 and December 31, 2013, derivative instruments taken out were effective for the hedged debts. Provided that these derivative contracts qualify as hedge accounting, the hedged risk may also be adjusted at fair value, according to hedge accounting rules.

The Company entered into swap contracts in foreign currency at different exchange rates hedging its assets and liabilities in foreign currency.

At September 30, 2014 and December 31, 2013, the Company and its subsidiary had no embedded derivative contracts.

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract.

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of financial liabilities (when applicable) and derivative instruments, considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps  and do not require margin deposits.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

		Consolidated
						Cumulative effect
		Reference value		Fair value		Amount receivable (payable)
Description	Index	09.30.14	09.30.13	09.30.14	09.30.13	09.30.14	09.30.13
Swap contracts
Receivables
Foreign currency		10,451,617	1,339,270	11,077,796	1,843,352	453,722	393,232
Citibank	US$	181,230	181,230	249,972	240,175	63,722	62,099
Votorantim	US$	96,638	2,464	187,129	3,547	-	-
Santander	US$	24,005	5	24,472	5	-	-
Bradesco	US$	394,501	474,281	553,168	626,463	52,450	50,883
Itaú	US$	4,512	36,656	4,894	37,182	343	394
JP Morgan	US$	443,207	443,207	660,284	645,001	213,853	204,720
Bradesco	EUR	-	12,888	-	12,913	-	-
Itaú	EUR	-	5,506	-	5,481	-	-
JP Morgan	EUR	2,964,262	-	2,963,893	-	15,344	-
Citibank	EUR	154,507	-	155,846	-	764	-
Santander	EUR	2,510,413	-	2,509,693	-	12,196	-
Societe Generale	EUR	2,736,242	-	2,735,901	-	14,807	-
Morgan Stanley	EUR	304,027	-	303,989	-	1,341	-
Bradesco	LIBOR US$	179,533	179,533	262,741	264,615	78,902	75,136
Itaú	JPY	458,540	3,500	465,814	7,970	-	-

Floating rate		737,350	736,169	704,081	713,292	(13,171)	4,438
Bradesco	CDI	-	15,530	-	15,518	-	89
Itaú	CDI	-	20,639	-	20,769	-	-
Citibank	CDI	35,848	-	36,071	-	-	-
Votorantim	CDI	25,596	-	25,591	-	(53)	-
HSBC	TJLP	96,667	100,000	91,774	96,715	102	552
Citibank	TJLP	193,333	200,000	183,548	193,430	(5,613)	1,233
Santander	TJLP	289,239	300,000	275,323	290,145	(7,709)	2,012
Itaú	TJLP	96,667	100,000	91,774	96,715	102	552

Inflation rates		262,060	232,714	306,573	251,282	20,804	21,481
Itaú	IPCA	107,001	72,000	139,444	95,351	22,777	21,159
Santander	IPCA	155,059	160,714	167,129	155,931	(1,973)	322

Payables
Floating rate		(10,812,953)	(2,083,238)	(10,853,233)	(2,148,818)	1,589	(66,145)
Citibank	CDI	(564,918)	(381,230)	(520,521)	(377,847)	(27)	(7,574)
Votorantim	CDI	(122,234)	(2,464)	(200,736)	(7,335)	12,038	(3,788)
HSBC	CDI	(96,667)	(100,000)	(94,885)	(98,891)	(3,212)	(2,727)
Bradesco	CDI	(394,501)	(487,169)	(427,755)	(537,975)	(3,589)	(21,932)
Itaú	CDI	(208,179)	(208,454)	(216,448)	(215,479)	(3,556)	(2,855)
Santander	CDI	(2,978,716)	(460,714)	(2,974,169)	(456,982)	(65)	(13,240)
JP Morgan	CDI	(3,407,469)	(443,207)	(3,394,977)	(454,309)	-	(14,029)
Societe Generale	CDI	(2,736,242)	-	(2,721,094)	-	-	-
Morgan Stanley	CDI	(304,027)	-	(302,648)	-	-	-

Foreign currency		(599,796)	(224,911)	(765,887)	(309,221)	(3,611)	(3,125)
Bradesco	LIBOR US$	(179,533)	(179,533)	(262,741)	(264,615)	(2,350)	(2,687)
Bradesco	US$	-	(15,530)	-	(15,429)	-	-
Itaú	US$	(420,263)	(24,139)	(463,934)	(23,366)	1,880	(373)
Citibank	US$	-	-	(39,212)	-	(3,141)	-
Itaú	EUR	-	(5,709)	-	(5,811)	-	(65)

			Receivable			492,820	419,151
			Payable			(33,487)	(69,270)
			Amounts receivable, net			459,333	349,881

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

a) Swaps of foreign currency (Dollar) x CDI (R$1,441,676) – swap transactions contracted with different maturity dates until 2019, to hedge against foreign exchange variation for loans in USD (financial debt carrying amount of R$1,417,884).

 b) Swap of foreign currency (Euro and Dollar) and (CDI x EUR) (R$154,104)  - swap contracts entered into with maturities until August 28, 2014, in order to hedge against foreign exchange variation for net amounts payable in Euro and Dollar (carrying amount of R$68,949  in dollars and R$82,368  in Euro).

c) Swap IPCA x CDI percentage (R$102,592) – swap transactions with annual maturity dates until 2014 to hedge against the cash flow identical to the debentures (4th issue – 3rd series) pegged to the IPCA (market value R$102,592).

a) Swaps of TJLP x CDI (R$642,419) – swap transactions contracted with maturity dates until 2019, to hedge against foreign exchange variation of TJLP for loans with the BNDES (financial debt carrying amount of R$659,788).

e) Swap of IPCA x CDI (R$203,981) – swap transactions maturing in 2033 for the purpose of hedging against IPCA variation risk of finance lease (market balance of R$204,750).

f) NDF  EUR x R$ (R$9,126,998) – NDF operations taken out with maturity in 2015, in order to hedge against exposures to Euro variation of a firm commitment taken out in the GVT purchase operation. The exact payment amount will be based on the GVT balance sheet, as of the date relevant authorities approve it (ANATEL and CADE). Therefore, the payment date is also uncertain.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

The maturities of swap contracts as of September 30, 2014 are as follows:

Swap contract	Maturity
	2014	2015	2016	2017 onwards	Amount receivable (payable) at 09.30.14
Foreign currency x CDI	76,677	221,969	21,030	96,141	415,817
Votorantim	12,038	-	-	-	12,038
Bradesco	126	8,116	21,030	96,141	125,413
JP Morgan	-	213,853	-	-	213,853
Santander	475	-	-	-	475
Citibank	63,695	-	-	-	63,695
Itaú	343	-	-	-	343

CDI x Foreign currency	(3,194)	-	-	-	(3,194)
Citibank	(3,141)	-	-	-	(3,141)
Votorantim	(53)	-	-	-	(53)

FOWARD	(454)	46,247	-	-	45,793
Itaú	(454)	2,334	-	-	1,880
Santander	-	11,657	-	-	11,657
Societe Generale	-	14,807	-	-	14,807
JP Morgan	-	15,344	-	-	15,344
Morgan Stanley	-	1,341	-	-	1,341
Citibank	-	764	-	-	764

TJLP x CDI	(2,020)	(9,111)	(6,088)	(2,323)	(19,542)
Citibank	(581)	(2,614)	(1,747)	(671)	(5,613)
HSBC	(327)	(1,423)	(952)	(408)	(3,110)
Santander	(785)	(3,651)	(2,437)	(836)	(7,709)
Itaú	(327)	(1,423)	(952)	(408)	(3,110)

IPCA x CDI	22,561	(57)	27	(2,072)	20,459
Itaú	22,569	(26)	(5)	(105)	22,433
Santander	(8)	(31)	32	(1,967)	(1,974)

Total	93,570	259,048	14,969	91,746	459,333

For the purpose of preparing the financial statements, the Company adopted hedge accounting for its foreign currency X CDI, IPCA x CDI and TJLP x CDI swap transactions providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

At September 30, 2014, ineffectiveness was R$1,491  (R$965 at December 31, 2013).

At September 30, 2014 and 2013, derivative transactions generated consolidated gains of R$6,259  and R$86,017, respectively, under Note 25.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Sensitivity analysis of the Company’s risk variables

CVM Rule No. 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM ruling.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are nearly null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on consolidated net exposure for each of the three scenarios mentioned, as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

Sensitivity analysis – Net exposure

Consolidated
Transaction	Risk	Probable	25% deterioration	50% deterioration
Hedge (receivable)	Derivatives (devaluation risk US$)	910,256	1,139,098	1,368,458
Debt in US$	Debt (appreciation risk US$)	(910,256)	(1,139,098)	(1,368,458)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (devaluation risk EUR)	81,874	102,345	122,817
Accounts payable in EUR	Debt (appreciation risk EUR)	(91,773)	(114,716)	(137,659)
Accounts receivable in EUR	Debt (devaluation risk EUR)	9,405	11,756	14,108
	Net exposure	(494)	(615)	(734)

Hedge (receivable)	Derivatives (devaluation risk EUR)	9,252,279	11,565,349	13,878,419
Firm commitment in EUR	Debt EUR (appreciation risk EUR)	(9,252,279)	(11,565,349)	(13,878,419)
	Net exposure	-	-	-

Hedge (receivable)	Derivativos (Risco desvalorização US$)	72,230	90,316	108,414
Accounts payable in US$	Debt (appreciation risk US$)	(143,553)	(179,441)	(215,330)
Accounts receivable in US$	Debt (devaluation risk US$)	73,704	92,130	110,556
	Net exposure	2,381	3,005	3,640

Hedge (receivable)	Derivatives (Risk of decrease in IPCA)	306,574	326,625	350,165
Debt in IPCA	Debt (Risk of increase in IPCA)	(306,777)	(326,995)	(350,657)
	Net exposure	(203)	(370)	(492)

Hedge (receivable)	Derivatives (Risk of decrease in UMBND)	552,714	700,990	853,676
Debt in UMBND	Debt (Risk of increase in UMBND)	(553,474)	(701,898)	(854,712)
	Net exposure	(760)	(908)	(1,036)

Hedge (ponta ativa)	Derivatives (Risk of decrease in TJLP)	642,419	685,862	727,984
Debt in TJLP	Debt (Risk of increase in TJLP)	(642,419)	(685,862)	(727,984)
	Net exposure	-	-	-

Hedge (receivable)
Hedge USD (payable)	Derivatives (risk of increase in CDI)	(632,678)	(632,447)	(632,222)
Hedge USD and EUR (payable and receivable)	Derivatives (risk of increase in CDI)	(144,470)	(144,454)	(144,437)
Hedge UMBND (payable)	Derivatives (risk of increase in CDI)	(427,755)	(433,543)	(438,762)
Hedge TJLP (payable)	Derivatives (risk of increase in CDI)	(661,963)	(662,599)	(663,182)
Hedge IPCA (payable)	Derivatives (risk of increase in CDI)	(286,114)	(286,123)	(286,132)
	Net exposure	(2,152,980)	(2,159,166)	(2,164,735)

Total net exposure for each scenario		(2,152,056)	(2,158,054)	(2,163,357)

Net effect on changes in current fair value		-	(5,998)	(11,301)

Assumptions for sensitivity analysis

Variable of risk	Probable	25% deterioration	50% deterioration
USD	2.4510	3.0638	3.6765
EUR	3.0841	3.8551	4.6261
JPY	0.0224	0.0279	0.0335
IPCA	6.60%	8.25%	9.90%
UMBND	0.0479	0.0598	0.0718
URTJLP	1.9741	2.4676	2.9611
CDI	10.81%	13.51%	16.22%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only hedged elements classified under the hedge accounting method were also considered at fair value.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

The fair values shown in the table above are based on the status of the portfolio as of September 30, 2014, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

33. COMMITMENTS AND GUARANTEES (RENTALS)

The Company rents equipment, facilities and several stores, administrative buildings, and sites  where the radio-base stations are located, through several non-cancellable operating agreements maturing on different dates, with monthly payments. As of September 30, 2014, total amounts equivalent to the full contractual period were R$5,515,023  and R$10,010,759, for Company and consolidated, respectively, as follows:

	Company	Consolidated
Until One Year	979,501	1,487,654
One year to five years	2,995,541	4,501,497
More than five years	1,539,981	4,021,608
Total	5,515,023	10,010,759

34. SUBSEQUENT EVENTS

Interim interest on equity

On October 20, 2014, the Company’s Board of Directors approved the allocation of IOE amounting to R$305,772, gross, based on income in the balance sheet at June 30, 2014, equivalent to R$0.255349937165 per common share and R$0.280884930882 per preferred share, corresponding to an amount net of withholding income tax of R$259,906, equivalent to R$0.217047446591  per common share and  R$0.238752191250  per preferred share, which will be included in the mandatory minimum dividend of 2014. Payment of this IOE is expected to start until the end of 2015, on a date to be defined by the Executive Board, and individually credited to the shareholders, in light of the shareholding position contained in the Company’s records at the end of October 31, 2014.

Renegotiation of the 1st and 3rd series of the 4th public issue of debentures

On October 3, 2014, the Company communicated its debenture holders, as disclosed by means of the Notice to Holders of Debentures of 1st and 3rd series of the 4th public issue of nonconvertible unsecured and unprivileged debentures of the Company, dated September 10, 2014, that the Board of Directors, in meeting held on September 9, 2014, approved the following conditions for the second renegotiation of 1st series debentures, and the conditions for the first renegotiation of 3rd series of the 4th public issue of debentures of the Company:

•      Conditions for the second renegotiation of 1st series of the 4th public issue of debentures of the Company (code VIVO14)

(i) Remuneration:  over the new remuneration period, debentures will be entitled to remuneration of 98% of the CDI, calculated in accordance with the formula contained in clause 4.4.2.5 of the 4th issue indenture.

(ii) New remuneration period: the new remuneration period will be effective for 60 months, from October 15, 2014 to October 15, 2019, period in which the remuneration conditions hereby defined shall remain unchanged. There will be no other renegotiation until maturity.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2014

(In thousands of reais, except when indicated otherwise)

•      Conditions for the first renegotiation of 3rd series of the 4th public issue of debentures of the Company (code VIVO34)

(i) Remuneration: over the new remuneration period, debentures will be entitled to remuneration of 4% p.a., considering 252 workdays, calculated in accordance with the formula contained in clause 6.6.3 of the indenture.

(ii) New remuneration period: the new remuneration period will be effective for 60 months, from October 15, 2014 to October 15, 2019, period in which the remuneration conditions hereby defined shall remain unchanged. There will be no other renegotiation until maturity.

As set forth in the indenture, debenture holders, both of 1st series (code VIVO14) and 3rd series (code VIVO34) debentures, who disagreed with the new conditions set by the Company, exercised their right not to renegotiate their debentures, and requested repurchase thereof.

Payment to debenture holders (codes VIVO14 and/or VIVO34) who expressed, respectively, as in item 4.2.1-A and/or 6.2.1 of the indenture, was made on October 15, 2014 with no increases in premium of any kind.

Considering that the conditions described above have not been approved by the holders of such debentures, the Company informed on October 30, 2014 that, as provided for in the Deed of the 4th Issue, it will enforce its right and redeem all debentures on November 14, 2014, for later cancellation.

Such redemption will be conducted by the Company upon payment of the unit value, plus remuneration calculated proportionally to the period incurred since the last payment date of such remuneration until the effective redemption date. The Company will not pay to debenture holders any amount referring to premium or bonus on the amount redeemed under the terms described above.

Option of Law No. 12973/14

Revenue Procedure No. 1499, of October 15, 2014, published in the Brazilian Official Gazette (DOU) on October 16, 2014, determined that the December 2014 DCTF will be the base for expressing the adoption, for calendar year 2014, of the rules contained in articles 1, 2 and 4 to 70 or rules set forth in articles 76 to 92 of Law No. 12973, of May 13, 2014.

Accordingly, the option defined by the Company will be reported to the Brazilian IRS by means of the December 2014 DCTF.

Increase in the Limit of Authorized Capital

The Special General Meeting held on November 6, 2014, approved by unanimous voting, increase in the limit of the Company’s authorized capital by 500,000,000 (five hundred million) common or preferred shares, from  1,350,000,000 (one billion, three hundred and fifty million) shares to 1,850,000,000 (one billion, eight hundred and fifty million) shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 17, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director